

ROGERS
CORPORATION


02024531

THE WORLD RUNS BETTER WITH ROGERS

ty Materials

Innovative Technologies

Global Markets

2001 ANNUAL REPORT

ROGERS CORPORATION
One Technology Drive
P.O. Box 188
Rogers, CT 06263-0188
TELEPHONE: 860 774-9605
Founded 1832
Incorporated – Massachusetts 1927

STOCK LISTING
Rogers Capital Stock is listed on the New York Stock Exchange
SYMBOL: ROG

AUDITORS
Ernst & Young LLP
40 Westminster Street
Suite 800
Providence, RI 02903

TRANSFER AGENT AND REGISTRAR
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
TELEPHONE: 800 368-5948

PUBLISHED FINANCIAL REPORTS
The 2001 Form 10-K filed with the Securities and Exchange Commission (SEC) and other published financial reports are accessible through the EDGAR database of the SEC at http://www.sec.gov/cgi-bin/srch-edgar (Enter 0000084748) or upon request to:

Rogers Investor Relations
TELEPHONE: 860 774-9605
E-MAIL: ir@rogers-corp.com

MANAGER OF INVESTOR & PUBLIC RELATIONS
Debra J. Granger
Rogers Corporation
One Technology Drive
P.O. Box 188
Rogers, CT 06263-0188
E-MAIL: debra.granger@rogers-corp.com

ROGERS CORPORATION WEBSITE
http://www.rogerscorporation.com

CONTENTS

Financial Highlights

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

	2001	2000	1999	1998	1997
Rogers Combined Sales (INCLUDES 50% OF UNCONSOLIDATED JOINT VENTURE SALES)	**$ 276.2**	$ 316.8	$ 285.0	$ 245.3	$ 220.9
Net Sales	**$ 216.0**	$ 248.2	$ 247.8	$ 216.6	$ 189.7
Income Before Taxes	**21.0**	37.6	25.9	19.1	22.0
Net Income	**15.7**	26.7	18.6	13.8	16.5
Basic Earnings Per Share	**1.03**	1.79	1.24	.91	1.10
Diluted Earnings Per Share	**.98**	1.69	1.19	.87	1.05
Shareholders' Equity	**163.1**	145.8	116.4	110.2	94.4
Long-Term Debt, Less Current Maturities	**1.3**	9.1	9.7	13.7	13.7


Sales
IN MILLIONS
COMBINED SALES*
NET SALES
$350
300
250
200
150
100
50
0
1997
1998
1999
2000
2001

** Includes 50% of Unconsolidated Joint Venture Sales*


Profits
IN MILLIONS
INCOME BEFORE TAXES
NET INCOME
$40
35
30
25
20
15
10
5
0
1997
1998
1999
2000
2001


Earnings Per Share
BASIC
DILUTED
$2.00
1.50
1.00
.50
0
1997
1998
1999
2000
2001

Letter to Our Shareholders, Customers and Employees

Since my appointment as President and CEO of Rogers Corporation in 1997, I have been consistent in my message to you about the growth strategy we have implemented to become a truly great company. Over five years later, we are still focused on reaching this goal **and will continue to go forward in this direction in the years ahead. This reinforces our belief that** it takes time to build a great company. **There is no magic to this. It's a matter of** building the right team, deciding what you do best, then begin performing **step by step, quarter by quarter, year by year.** Discipline, hard work, and passion for what you do **complete the process. Despite the economic downturn in 2001,** we stayed focused on these principles.



WALTER E. BOOMER
President and Chief Executive Officer

Rogers' sales began to decline at the end of the first quarter of 2001. As of February 2002, they have not yet recovered, and there has been relatively little that we could do to influence the "top line" during this period because of the recession. As I write this letter, the Institute of Supply Management reports that the U.S. manufacturing sector is in its 18th consecutive month of decline. Nonetheless, there are signs of a recovery, and we are hopeful that by the end of 2002 the economy will be much improved.

From January 1997 through December 2001, Rogers' stock appreciated 122%, significantly rewarding our shareholders. By doing so, we outperformed the Standard & Poor's 500 and Russell 2000 indices.

2001 sales were down 13% from 2000. Profits declined 41% during the same period. Even before sales had begun to decline in the first quarter, we took measures to reduce our overhead and SG&A, which continued throughout 2001 and into 2002. Because we have remained focused on the fundamentals of our business, during this year of recession Rogers remained solidly profitable. We reported earnings per share of $.98, generated $39 million in cash from operations, virtually eliminated corporate debt, continued to invest in new materials research and development, built two new plants, and made an acquisition. From January 1997 through December 2001, Rogers' stock appreciated 122%, significantly rewarding our shareholders. By doing so, we outperformed the Standard & Poor's 500 and Russell 2000 indices. So while 2001 was a disappointment in some ways, in other ways there was significant achievement.

Rogers Corporation vs S&P 500 and Russell 2000


FIVE YEAR RELATIVE STOCK PERFORMANCE
ROGERS
S&P 500
RUSSELL 2000
3.50
3.00
2.50
2.00
1.50
1.00
.50
RELATIVE CLOSING VALUE
JANUARY 2, 1997
APRIL 2, 1997
JULY 2, 1997
OCTOBER 2, 1997
JANUARY 2, 1998
APRIL 2, 1998
JULY 2, 1998
OCTOBER 2, 1998
JANUARY 2, 1999
APRIL 2, 1999
JULY 2, 1999
OCTOBER 2, 1999
JANUARY 2, 2000
APRIL 2, 2000
JULY 2, 2000
OCTOBER 2, 2000
JANUARY 2, 2001
APRIL 2, 2001
JULY 2, 2001
OCTOBER 2, 2001
DECEMBER 31, 2001

We believe very deeply that whoever has the best people wins. As a result, Rogers has slowly but surely improved its team. 2001 was no exception. We gained a valuable new Board member, Eileen Kraus. Eileen is the retired chairman of Fleet Bank in Connecticut and brings to the Board outstanding business acumen and common sense. As of March 31, 2002, we have a new Chief Financial Officer, Jim Rutledge, which will allow Frank Roland to step aside and help us in the area of corporate development. Jim brings great financial skill to

Rogers and is a significant addition to our team. Paul Middleton has joined us as Corporate Controller replacing Donald O'Leary who retired after 30 years of outstanding performance. Additionally, we have hired Johan Lecoutere as Vice President of Europe to replace Herman Van Lysebeth who is retiring from Rogers after 30 years of superb service. Mario Kerr, who has been with Rogers for three years, was promoted to Vice President of Sales and Marketing worldwide. We are confident about the contributions all of them will make. We also added a great team of new college graduates at Rogers during 2001, culminating three successive years of outstanding college recruitment. These young people are the future of Rogers and will make a significant contribution in the years ahead. Other people have also joined Rogers, each carefully selected and each adding significantly to continuously improving the Rogers' team.

Combined Sales by Market*

IN MILLIONS



COMMUNICATIONS
COMPUTER
HARD DISK DRIVE
IMAGING
TRANSPORTATION
CONSUMER
OTHER
$350
300
250
200
150
100
50
0
1997
1998
1999
2000
2001

** Includes 50% of Unconsolidated Joint Venture Sales*

In 1997, we committed to a strategy of growth at Rogers by first continuing to develop our current markets and secondly to grow through acquisitions. We have been successful in this strategy, but we have found it more difficult than originally anticipated to acquire businesses that add shareholder value. In my last year's letter to you, I mentioned the pending acquisition of the Advanced Dielectric Division of Taconic. Unfortunately, we were not able to complete the transaction. However, we were able to make a smaller acquisition, which we completed early in 2002, that I believe will prove to be an excellent proposition for our shareholders. We purchased a portion of the business of Cellect LLC, which manufactures polyolefin foams. In addition to a technically superior foam which will strengthen our current high performance foam product line, we were able to purchase significant polyolefin technology, which our research and development group will be able to leverage into new materials. We intend to strengthen our corporate development efforts in 2002 in our search for businesses to add to Rogers that will create shareholder value. In January 2002, Rogers Inoac Corporation (RIC) sold its ENDUR® elastomer component product line to our joint venture partner, Inoac Corporation. The sale allows the joint venture to focus on high performance foams, which is consistent with Rogers' own strategy.

Over the years, we have not lost sight of the fact that our success is largely won through innovation.

Over the years, we have not lost sight of the fact that our success is largely won through innovation. Funding for R&D remained at a high level during 2001, despite the recession, and that is our intent in 2002 as well. Our new ZYVEX™ liquid crystalline polymer material has been introduced and production was begun on time in late 2001. Interest in this material remains high, and we believe the market for this product will be successfully established in 2002. I believe that in 2003 we will begin to see meaningful sales of this exciting new electronics material. Following on the heels of the ZYVEX material is development of a new digital laminate material, which we believe will fill an important role in the high speed digital electronics world. The project is now proceeding well, and we plan to introduce the material in 2003. Our technology will remain the foundation upon which we will continue to build this company.

I am confident that as a result of Six Sigma we will improve our manufacturing and other processes in a major way, resulting in better service to our customers worldwide.

In addition to being innovative, however, we must continue moving towards becoming a world-class manufacturer in order to satisfy the needs of our customers. While there has been significant progress made in this regard, we continue to believe that we must improve. In 2001, Rogers embarked upon Six Sigma, a highly disciplined process aimed at the near-elimination of defects from every product, process, and transaction. We studied Six Sigma carefully before beginning implementation, with the help of General Electric. I am extremely pleased with the way Rogers has embraced Six Sigma thus far, and truly believe it will make our company significantly better. Our first Six Sigma projects are underway and training continues at a rapid pace. Before we are finished, almost all of Rogers will be formally trained in Six Sigma. I am confident that as a result of Six Sigma we will improve our manufacturing and other processes in a major way, resulting in better service to our customers worldwide.



Above are the first group of Rogers' Six Sigma "blackbelts." Blackbelts are assigned full-time to Six Sigma projects. CLOCKWISE FROM LOWER LEFT: Varun Mathur, Amy Gilman, Gerard Gatineau, John Erhard, Domenic Santoro, Roy Chancellor, Brian Martin, Omar Galicia, Stefon Van Acker, Tim Wilson, Matthew Vahlsing

Global expansion has continued to be a strong focus of Rogers. In 2001, for the first time in our history, over 50% of our Combined Sales were to customers outside the U.S. This was not a surprise to us. It is the reason we have been expanding in Asia, Europe and Latin America. Our sales effort in Asia continued to strengthen during 2001, and we added a new sales office in Guangzhou, China, during the year. We have also made the decision to manufacture in China at the appropriate time and have leased property in Suzhou in order to accomplish that objective. The new state-of-the-art joint venture plant of Rogers Chang Chun Technology Co., Ltd., came online in 2001. We believe it will serve as the foundation for significant flexible circuit material sales growth in Taiwan. In Europe, we completed construction of our new high frequency plant in Ghent, Belgium, and will bring it online as we need the capacity. Rogers is truly a worldwide company, and our international colleagues bring us more breadth and strength.

Rogers is truly a worldwide company, and our international colleagues bring us more breadth and strength.

Rogers' joint ventures provided a major contribution during 2001. Joint ventures are an important part of our strategy, and we pay a great deal of attention to their management. Polyimide Laminate Systems, our 50/50 joint venture with Mitsui Chemicals, Inc., added significantly to our income in 2001. The RIC and Durel joint ventures were affected by the worldwide recession, but they also were important contributors during the past year. Altogether, our joint ventures added approximately $7 million of income in 2001. Unfortunately, the jury victory that Durel won in its patent infringement lawsuit against Osram Sylvania was overturned by the Federal Court of Appeals. As a result, Durel and Osram Sylvania have decided to put their differences behind them and settled all pending worldwide litigation. Durel has licensed some coating technology of Osram Sylvania, which in addition to its own technology will enable them to manufacture improved phosphor for electroluminescent lamps.

New Product Sales
IN MILLIONS


$150
100
50
0
1997
1998
1999
2000
2001

In 1997, we established a goal of increasing the amount of stock owned by Rogers' employees. I am pleased to report that our shareholders approved the Rogers Corporation Global Stock Ownership Plan For Employees, which allows our employees to purchase Rogers' stock at a discount. Rogers' former and current employees are now the fourth largest shareholder of Rogers' stock, a positive and significant achievement. The Rogers 401(k) plan does not restrict our employees from selling the Rogers' stock that they receive as a company match. The Global Stock Ownership Plan For Employees carries only a three-month restriction.

Rogers' former and current employees are now the fourth largest shareholder of Rogers' stock, a positive and significant achievement.

At Rogers, we have been working for the past several years to maximize the synergies between businesses, departments and employees. I am pleased to tell you that we are now thinking more like one Rogers than ever before in recent history. It's no longer about what is best for *my* business or department, but what is best for *our* corporation. This is a powerful force for good leadership and management, and we will remain focused on building and developing one well-integrated company.

Our challenges remain essentially unchanged in 2002. We must continue to build and develop a team of great people. That comes first. We must continue to grow our company in a sensible way through the development of our strategic businesses – high performance foams and advanced circuit materials – and through acquisitions. We need to continue to provide innovative solutions to our customers by developing new specialty materials, especially for the wireless communications and computer markets. And finally, through Six Sigma we must continue to improve our manufacturing and other processes so that we truly delight our customers worldwide. As I reflect on these challenges, I believe we are in a better position than ever before in our history to address them and to make Rogers Corporation a truly great company.

Sincerely,



WALTER E. BOOMER
President and Chief Executive Officer

March 1, 2002



The world runs better with Rogers

An ever-growing portfolio of **specialty materials** developed from patented technologies for global markets.

Rogers' patented products have attained strong positions in strategic growth markets**. The range of potential applications for Rogers' specialty materials has been expanding since the Company's founding. Technology developed by Rogers and the** portfolio of high performance specialty materials **generated from it, serves a host of emerging and established markets around the world. In recent years, Rogers has focused more of its efforts towards the growing communications and computer markets which currently make up over 50% of its business.** Rogers' success is won through innovation. **Its Lurie Research and Development Center is a world-class research and development facility with a** proven history of meeting challenges and creating materials solutions. **Here and throughout the Company, Rogers and its people have streamlined the product development process to more rapidly commercialize the most marketable ideas.**



Cliff Crull, a Rogers Materials Development Engineer, monitors a test run on the new Zyvex™ Liquid Crystalline Polymer laminates line.

The world runs better with Rogers


Satellite Systems


RT/duroid




RO2800


BISCO


R/flex

RO4000


Chip Packaging


Photoimageable Covercoats


PORON


Information Storage


RO4000


R/flex

Computer Connections


Induflex


SSLAM


Moldable Composites

Innovative materials solutions for strategic markets

Wireless

R/flex

Durel

RO4000 and RO3000

BISCO

Induflex

Moldable Composites

PORON

Antennas

RT/duroid

Base Stations

Bus Bars

PORON

Personal Digital Assistants

RO4000 and RO3000

BISCO

Durel

ROGERS SPECIALTY MATERIALS

ADVANCED CIRCUIT MATERIALS



R/flex® Flexible Circuit Materials
Laminates and coverfilms for flexible connections in portable and handheld computers, disk drives, wireless handsets, and other high performance applications.

RO4000® and RO3000® High Frequency Circuit Materials
Laminates and prepregs for communications circuits in power amplifiers, antennas, transmitters, receivers, datacommunications switches and routers, and other wireless communications equipment.

RT/Duroid® and TMM® High Frequency Circuit Materials
Laminates for communications circuits in high performance commercial and military antennas, transmitters, receivers, radar, and guidance systems.

R/flex® Liquid Photoimageable Covercoats
Photoimageable covercoats for high density flexible printed circuits which require fine patterns not attainable by conventional screen printing methods.

Zyvex™ Liquid Crystalline Polymer Laminates
Laminates that offer superior electrical performance and physical characteristics for high performance flexible interconnects and electronic packaging for a wide range of applications.

SSLAM Flexible Circuit Laminates
Adhesiveless laminates for making the read-write head suspensions for hard disk drives. Used in computers, servers, storage networks; and increasingly for personal digital video recording, game stations, information appliances, and digital cameras.

Induflex™ Laminates
Laminates for electromagnetic interference shielding of computer and telecommunications and automotive cables, as well as laminates for cellular telephone antennas, heater circuits, and other commercial applications.

HIGH PERFORMANCE FOAMS



PORON® Urethane Foams
Materials for making gaskets, seals, and pads in communications equipment, cars and trucks, computers, semiconductor wafer polishing equipment, appliances, and sporting goods.

BISCO™ Silicones
Materials for making gaskets, shields, and pads in airplanes, trains, cars, trucks, and appliances, as well as in communications, computer, and industrial equipment.

R/bak® Compressible Printing Plate Mounting Materials
Cushioning blankets and tapes for high quality flexographic printing on boxboard, film and foil packaging.

PORON® Footwear Materials
Cushion insole and padding materials for footwear and foot comfort.

PORON MEDICAL® Foams
Cushioning and padding materials for orthotic inserts, artificial limbs, and other medical products.

CELLUFLEX™ Polyolefin Foams
Materials used for gaskets, seals and shock absorbing components in industrial products and as compressible shock absorbing components in various consumer products such as shoes, sporting goods and transportation equipment.

OTHER POLYMER MATERIALS AND COMPONENTS


RPM x 1000

Power Distribution Components
Low impedance power distribution systems for use in telecommunications switching systems, electric traction and other high power electronics applications.

ENDUR® Elastomer Components
Belts and rollers for document handling in copiers, printers, facsimile machines, automated teller machines, and postal sorters.

Moldable Composites
Composites for high strength and high temperature applications for computers, satellites, telecommunications equipment, consumer electronics, engines, transmissions, brakes, electric motors, and aircraft.

Rogers Nonwoven Materials
Padding for casts and pressure bandages; thermal insulation, pre-filtration materials, roller covers and consumable supplies for commercial printing.

NITROPHYL® Floats
Fill level sensing for fuels in cars, trucks, marine motors, propane tanks, and underground storage tanks.

DUREL® Electroluminescent Lamps (EL) and Integrated Circuit Chips for driving EL lamps
These products are used to illuminate LCD displays and keypads in telecom handsets, pagers, handheld computers, global positioning devices, plus for watches and clocks, and for control bezels and instrument clusters in cars.

THE FIRST CHOICE OF CUSTOMERS WORLDWIDE

COMMUNICATIONS

- **RO4000® and RO3000® High Frequency Circuit Materials** reduce the cost of fabricating high frequency circuits while improving circuit performance.
- **PORON® Urethane Foams** form the basis for resilient gaskets and shock absorbing pads.
- **DUREL 3™ Electroluminescent Lamps and Inverters** provide attractive backlighting for displays and keypads while using little battery power in handheld communication devices.
- **Induflex™ Laminates** improve shielding against electromagnetic interference and reduce noise in telecom cables.
- **BISCO™ Silicones** form the basis for environmental seals, shielding and shock absorbing parts that protect (base station) equipment from extreme environments and extend unit life, ensuring continued service.
- **R/flex® Flexible Circuit Materials** connect handset components and withstand the wear and tear of folding or flexing.
- **RT/Duroid® and TMM® High Frequency Circuit Materials** become the high performance transceivers, antennas and amplifier substrates in aircraft, base stations and satellites.
- **Power Distribution Components** distribute power in base stations for mobile communications and other telephone switching systems.
- **Moldable Composites** are used for encapsulating and molding electronic components where electronic performance, thermal management, dimensional stability, or superior moisture resistance, are needed.
- **Zyvex™ Liquid Crystalline Polymer Laminates** are used as flexible, high speed, high density, board-to-board interconnections in network infrastructure equipment.
- **CELLUFLEX™ Polyolefin Foams** form the basis for resilient gaskets and shock absorbing pads.

COMPUTER

- **PORON® Urethane Foams** form the basis for sealing and shock absorbing components that help protect portable equipment.
- **R/flex® Flexible Circuit Materials** provide interconnections that withstand repeated flexing and allow smaller package sizes for data storage, notebooks, desktops, and peripherals.
- **Induflex™ Laminates** provide electromagnetic shielding of datacom and Local Area Network (LAN) cables.
- **BISCO™ Silicones** form the basis for spacers, seals and shock absorbing parts while also providing high temperature protection.
- **DUREL® Electroluminescent Lamps and Inverters** provide attractive illumination of keypads and displays in handheld computing devices.
- **Moldable Composites** are used for encapsulating and molding computer components that require excellent electrical, thermal, and mechanical properties.
- **Zyvex™ Liquid Crystalline Polymer Laminates** are used as flexible, high speed, high density, board-to-board interconnections in high speed computing equipment and offer reliability and versatility in high performance IC packaging applications.
- **CELLUFLEX™ Polyolefin Foams** form the basis for sealing and shock absorbing components that help protect portable equipment.

HARD DISK DRIVES

- **SSLAM Flexible Circuit Materials** provide the electrical interconnect between advanced hard disk drive recording heads and the drive's electronics.
- **R/flex® Flexible Circuit Materials** provide long life, dynamic interconnections in disk drives where hundreds of millions of flex-cycles are required.

IMAGING

- **ENDUR® Elastomer Components** transport paper, transfer and fuse toner, in equipment such as laser printers, copiers, mail sorters and automated teller machines, to name a few.
- **R/flex® Flexible Circuit Materials** provide interconnections that require dynamic flexing in imaging environments.
- **R/bak® Compressible Printing Plate Mounting Products** improve the quality of printing on boxboard, corrugated, films, bags, and labels, while extending plate life.
- **PORON® Urethane Foams** form the basis of shock absorbing components.
- **Dampening Sleeves** help maintain uniformity in water transport systems for lithographic printing presses.
- **Zyvex™ Liquid Crystalline Polymer Laminates** provide highly chemical resistant interconnections for ink jet cartridge applications.
- **CELLUFLEX™ Polyolefin Foams** provide cushioning in flexographic printing plate applications.

TRANSPORTATION

- **Moldable Composites** are used in high strength and high temperature applications to reduce vehicle weight and improve mechanical performance.
- **DUREL® Electroluminescent Lamps** provide attractive illumination and durable backlighting for analog instrument cluster displays.
- **Induflex™ Laminates** improve shielding against electromagnetic interference in automotive sensor cables.
- **NITROPHYL® Floats** sense fill levels in fuel tanks.
- **Power Distribution Components** provide a low impedance interconnection system in power converters for use in electric trains, trams, metros and people movers.
- **PORON® Urethane Foams** are used to make seals and vibration absorbing components in automobiles.
- **BISCO™ Silicones** are used for heat shields, seals, gap fillers, and shock absorbing parts that make automobiles, airplanes and other mass transit systems safer, quieter, and more comfortable.
- **R/flex® Flexible Circuit Materials** connect components and form heating elements in demanding automotive environments.
- **CELLUFLEX™ Polyolefin Foams** are used to make seals and vibration absorbing components in automobiles.

CONSUMER

- **DUREL® Electroluminescent Lamps and Inverters** illuminate the dials and displays of watches, clocks, medical products, and electronic sporting goods for visibility in low light conditions.
- **PORON® Footwear Materials** form the basis for cushion insoles and inserts that provide breathable, long-lasting comfort.
- **PORON® Urethane Foams** are designed as shock absorbing components that help ruggedize equipment and as seals in appliances.
- **PORON MEDICAL® Materials** form the basis of cushioning and padding for orthotic inserts and artificial limbs.
- **Rogers Composite Materials** provide protective padding for orthopedic casts and pressure bandages.
- **Moldable Composites** become high strength components in power tools and consumer electronics.
- **CELLUFLEX™ Polyolefin Foams** are used as seals in appliances, and for cushioning and shock absorption in orthotic devices, footwear and sporting goods.

Board of Directors

Leonard M. Baker
PRAXAIR, INC.
Senior Vice President
and Chief Technical Officer

Harry H. Birkenruth
ROGERS CORPORATION
Retired Chairman and
Chief Executive Officer

Walter E. Boomer
ROGERS CORPORATION
President and
Chief Executive Officer

Edward L. Diefenthal
SOUTHERN HOLDINGS, INC.
Chief Executive Officer

Gregory B. Howey
OKAY INDUSTRIES, INC.
President

Leonard R. Jaskol
LYDALL, INC.
Retired Chairman and
Chief Executive Officer

Eileen S. Kraus
FLEET BANK OF CONNECTICUT
Retired Chairman

William E. Mitchell
SOLECTRON CORPORATION
Executive Vice President
President, Solectron Global
Services, Inc.

Robert G. Paul
ALLEN TELECOM INC.
President and
Chief Executive Officer

Corporate Officers

Walter E. Boomer
President and
Chief Executive Officer

Robert D. Wachob
Executive Vice President

Bruce G. Kosa
Vice President Technology

John A. Richie
Vice President
Human Resources

Frank H. Roland
Vice President Finance,
Chief Financial Officer,
and Secretary
(Until March 31, 2002)

James M. Rutledge
Vice President Finance,
Chief Financial Officer,
and Secretary
(From April 1, 2002)

Robert M. Soffer
Vice President and Treasurer,
Assistant Secretary, Clerk

Senior Managers

Michael L. Cooper
Vice President and
Chief Information Officer

Robert C. Daigle
Vice President
ADVANCED CIRCUIT MATERIALS
Chandler, Arizona

Mark J. DeLassus
Vice President
MOLDABLE COMPOSITES
Manchester, Connecticut

Peter G. Kaczmarek
Vice President
HIGH PERFORMANCE FOAMS
Woodstock, Connecticut,
and Elk Grove Village, Illinois

Harry W. Kenworthy
Vice President
Manufacturing

Mario C. Kerr
Vice President
Sales and Marketing

Paul B. Middleton
Corporate Controller

David W. Richardson
Vice President
COMPOSITE MATERIALS
Rogers, Connecticut

David C. Sherman
General Manager
HIGH PERFORMANCE FOAMS, CHICAGO
Elk Grove Village, Illinois

W. Harry Short
Vice President
New Business Analysis

W. David Smith
Vice President
ELASTOMER COMPONENTS
South Windham, Connecticut

John L. Daniels
Director of Asian Sales

ROGERS SOUTHEAST ASIA, INC.
Hong Kong
General Manager
Kenneth H.K. Chu

ROGERS TAIWAN, INC.
Taipei, Taiwan
General Manager
Terry C.S. Kao

ROGERS JAPAN INC.
Tokyo, Japan
Director
Yasunori Sugita

ROGERS KOREA, INC.
Seoul, Korea
General Manager
Won Don Oh

ROGERS TECHNOLOGIES SINGAPORE, INC.
Singapore
General Manager
Mark W.L. Sia

ROGERS CHINA, INC.
Guangzhou, PRC
General Manager
Kenneth H.K. Chu

Herman Van Lysebeth
Vice President and Managing
Director (Until May 2002)
Rogers Europe

Johan Lecoutere
Vice President and Managing
Director (From June 2002)
Rogers Europe

ROGERS N.V.
Ghent, Belgium

ROGERS INDUFLEX N.V.
Ghent, Belgium

Joint Ventures

Toshi Inukai
General Manager
ROGERS INOAC CORPORATION
Nagoya and Mie, Japan
JOINT VENTURE PARTNER:
Inoac Corporation

John R. Dowdell
President
DUREL CORPORATION
Chandler, Arizona
JOINT VENTURE PARTNER:
3M

James R. Carroll
President
POLYIMIDE LAMINATE SYSTEMS, LLC
Chandler, Arizona
JOINT VENTURE PARTNER:
Mitsui Chemicals, Inc.

ROGERS CHANG CHUN TECHNOLOGY CO., LTD.
Hsin-Chu, Taiwan
JOINT VENTURE PARTNER:
Chang Chun Plastics, Co., Ltd.

Report of Management

Review

The consolidated financial statements and related information of Rogers Corporation and its wholly-owned subsidiaries appearing in this Annual Report have been prepared by management, which is responsible for their integrity and objectivity. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States and, necessarily, include some amounts that are based on management's best estimates and judgment.

The consolidated financial statements have been audited by Ernst & Young LLP, independent auditors, whose audits were performed in accordance with auditing standards generally accepted in the United States and include studies and evaluations of the systems of internal accounting controls to the extent they are deemed necessary.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded and transactions are executed and recorded in compliance with management's authorization. In establishing systems of internal control, management weighs the cost of such systems against the benefits that it believes can be derived. The Company's internal control system is based upon written procedures, organizational structures that provide an appropriate division of responsibility, and the careful selection and training of qualified personnel.

The Board of Directors monitors the Company's financial reports, accounting practices, and internal control systems through its Audit Committee. The membership of the Committee consists solely of non-employee directors who meet periodically to discuss audit and financial reporting matters with representatives of financial management and Ernst & Young LLP. The independent auditors have free access to the Audit Committee.

Selected Financial Data

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	2001	2000	1999	1998	1997
SALES AND INCOME					
Net Sales	**$ 216,037**	$ 248,215	$ 247,839	$ 216,574	$ 189,652
Income Before Income Taxes	**20,979**	37,634	25,877	19,126	22,005
Net Income	**15,734**	26,720	18,631	13,771	16,500
PER SHARE DATA					
Basic	**1.03**	1.79	1.24	.91	1.10
Diluted	**.98**	1.69	1.19	.87	1.05
Book Value	**10.62**	9.65	7.94	7.24	6.26
FINANCIAL POSITION (YEAR-END)					
Current Assets	**84,916**	92,849	72,547	69,164	74,325
Current Liabilities	**29,692**	38,745	36,741	32,305	33,983
Ratio of Current Assets to Current Liabilities	**2.9 to 1**	2.4 to 1	2.0 to 1	2.1 to 1	2.2 to 1
Cash, Cash Equivalents, and Marketable Securities	**20,891**	10,100	9,955	9,849	21,555
Working Capital	**55,224**	54,104	35,806	36,859	40,342
Property, Plant and Equipment-Net	**98,454**	94,199	84,652	79,969	57,359
Total Assets	**223,809**	221,514	183,406	176,174	158,440
Long-Term Debt less Current Maturities	**1,315**	9,116	9,740	13,687	13,660
Shareholders' Equity	**163,062**	145,813	116,417	110,231	94,378
Long-Term Debt as a Percentage of Shareholders' Equity	**1%**	6%	8%	12%	14%
OTHER DATA					
Depreciation and Amortization	**13,712**	12,507	10,375	8,439	6,614
Research and Development Expenses	**12,570**	12,493	10,791	10,352	9,608
Capital Expenditures	**18,032**	22,744	13,621	28,965	17,739
Number of Employees (Average)	**1,376**	1,358	1,197	1,122	993
Net Sales per Employee	**157**	183	207	193	191
Number of Shares Outstanding at Year-End	**15,356,284**	15,102,670	14,664,652	15,235,332	15,087,398

Management's Discussion and Analysis

Overview

For the year 2001, net sales were $216.0 million, down 13% from $248.2 million in 2000. Combined Sales, which include half of the sales of Rogers' four unconsolidated 50% owned joint ventures, totaled $276.2 million.

Income before income taxes declined 44% to $21.0 million while net profits decreased 41% to $15.7 million. Diluted earnings per share for the year were $0.98, down from $1.69 in 2000 and basic earnings per share were $1.03 in 2001, down from $1.79 in 2000. Lower than expected income taxes resulting from a combination of lower income and increased tax credits yielded an effective tax rate of only 25% for the Company for 2001. Excluding a one-time charge of $0.09 for professional fees and restructuring charges taken in the second quarter of 2001, and the positive $0.06 realized in the fourth quarter from a decrease in taxes and a resulting increase in net profits, diluted earnings per share for 2001 would have been $1.01.

The decrease in earnings resulted primarily from the lower level of sales along with reduced net joint venture income.

Sales and Operating Profits

SALES – 2001 OVER 2000

Net sales were $216.0 million in 2001, down from $248.2 million in 2000. Combined Sales, which include half of the sales of Rogers' four unconsolidated 50% owned joint ventures, totaled $276.2 million, compared to $316.8 million in 2000. The major causes of the decrease in revenue were the widespread slowdown in the wireless communications industry and the general downturn in the overall global economy.

SALES – 2000 OVER 1999

Net sales were $248.2 million in 2000, up slightly from $247.8 million in 1999. Combined Sales totaled $316.8 million, compared to $285.0 million in 1999. Beginning in January 2000, sales of a specialty flexible circuit laminate sold to Hutchinson Technology, Inc. (HTI), were invoiced through Polyimide Laminate Systems, LLC (PLS), Rogers' joint venture with Mitsui Chemicals, Inc. If these sales were treated the same way as reported in 1999, Rogers' net sales would have shown an increase of 14.3% in 2000 from 1999. On the same basis, Combined Sales would have shown an increase of 17.5% in 2000 over 1999. The Company's favorable 2000 results were primarily attributable to strong sales to the computer and wireless communications markets. Sales of silicone and urethane materials and high frequency circuit materials were at record levels during 2000.

OPERATING INCOME – 2001 OVER 2000

Manufacturing margins declined from 33% in 2000 to 31% in 2001. The Company was able to sustain good manufacturing margins, even with significantly lower revenues, due to implementation of a number of cost saving initiatives. Some of these measures included: production furloughs, receiving discounts for early payment of payables, reduced raw material pricing and the closing of most facilities during the last week of the year.

The Company was able to sustain good manufacturing margins, even with significantly lower revenues, due to implementation of a number of cost saving initiatives.

Selling and administrative expenses decreased slightly in total dollars, but increased as a percentage of sales from 16% in 2000 to 18% in 2001. The increase in percentage of sales is primarily due to the decreased sales volume experienced by the Company.

Acquisition/Restructuring costs for 2001 were $2.0 million. On February 7, 2001, the Company entered into a definitive agreement to purchase the Advanced Dielectric Division (ADD) of Tonoga, Inc. (commonly known as Taconic), which operates facilities in Petersburgh, New York and Mullingar, Ireland. On May 11, 2001, the Company announced that active discussions with Taconic to acquire the ADD business had been suspended and it was not anticipated that the acquisition would occur. Accordingly, $1.5 million in costs associated with this potential acquisition were written off during the second quarter. On October 23, 2001, the Company terminated the acquisition agreement.

On October 24, 2001, a breach of contract lawsuit was filed against the Company in the United States District Court for the District of Connecticut seeking damages in the amount of $25 million or more, as well as specific performance and attorneys' fees (Tonoga, Ltd., d/b/a Taconic Plastics Ltd., Tonoga, Inc., Andrew G. Russell, and James M. Russell v. Rogers Corporation). The complaint alleges that the Company breached its agreement to purchase Taconic's Advanced Dielectric Division. The Company believes several conditions precedent to a closing contained in the relevant agreement were not satisfied by Taconic, and that the litigation is without merit. The Company intends to vigorously defend the lawsuit.

In the second quarter of 2001, the Company incurred a restructuring charge in the amount of $500,000. This amount primarily consists of $300,000 in severance benefits for the termination of 19 employees in the Printed Circuit Materials segment and $200,000 in costs associated with the merging of two business units within the segment. All 19 of these employees were terminated during the second quarter. The balance in the accrual at December 30, 2001 was $25,000.

Research and development (R&D) expenses were $12.6 million in 2001 compared to $12.5 million for the same period in 2000. This increase is due to the cost of technical employees added in 2000. Such spending is being maintained so as to preserve the R&D infrastructure to keep the Company well positioned for growth in the future.

OPERATING INCOME – 2000 OVER 1999

Manufacturing margins rose from 29% in 1999 to 33% in 2000. The 2000 margins continued the improvement started in 1999 and were the best in the Company's history. This increase was due to a continuing effort to install new, more productive equipment and to increase the utilization of existing equipment. Additionally, in 1999 manufacturing profit was held down by the lower margins from sales of FLEX-I-MID materials to HTI. These materials were produced for the Company by Mitsui Chemicals, Inc., in Japan, and carried a lower margin than materials that the Company manufactures. In 2000, these sales were made directly by PLS.

Selling and administrative expenses, as a percentage of sales, increased slightly from 15% in 1999 to 16% in 2000. A higher level of information systems expenses was incurred to improve performance for all users. Also incurred in 2000 were one-time licensing and consulting costs. The Company continued to strengthen its global sales and marketing capabilities particularly through expansion. Rogers Korea, Inc., a sales and marketing office with warehousing facilities, officially opened in Seoul, Korea, in the second quarter of 2000. Rogers Technologies Singapore, Inc., a sales and marketing office with warehousing facilities, officially opened in Singapore in the third quarter of 2000. The local presence provided by these operations allows the Company to more effectively service its growing customer base in these areas.

Research and development expenses were $12.5 million in 2000 compared to $10.8 million for the comparable period in 1999, a 16% increase. This reflects an increase in technical staff that allowed the Company to continue improvement in core capabilities, while also placing greater emphasis on new product development.

OTHER INCOME AND EXPENSE – 2001 OVER 2000

Net interest income for 2001 was lower than 2000 due to lower rates earned on excess available cash and less interest being capitalized. The amount of capitalized interest for 2000 was approximately $400,000 higher than in 2001.

Other income less other charges increased slightly from 2000 to 2001. Commission income from PLS and joint venture income earned was $2.5 million less in 2001. This decrease was more than offset by an increase in royalty income, a one-time licensing fee, and changes in various reserves.

OTHER INCOME AND EXPENSE – 2000 OVER 1999

Net interest income increased approximately $400,000 from 1999 to 2000. The decrease in interest expense accounted for most of this change. This resulted from a reduction of long-term debt in 2000 and higher 1999 interest expense due to a penalty associated with the early payment of debt.

Other income less other charges increased $6.2 million from 1999 to 2000. Joint venture income and commission income earned from the Company's joint ventures accounted for this increase. The income from the newly formed PLS joint venture was included in manufacturing profit in 1999.

Income Taxes

The effective tax rates were 25% in 2001, 29% in 2000, and 28% in 1999. In 2001, the tax rate benefited primarily from foreign tax credits, research and development credits, and nontaxable foreign sales income. In 2000 and 1999, the Company had similar benefits reducing the effective tax rate. In 1999, the Company also incurred current taxes on its foreign joint venture income that had an offsetting decrease to deferred taxes due to the related reduction in the valuation allowance deemed to be necessary by the Company under FAS No. 109. The deferred tax valuation allowance is recorded on the net deferred tax asset associated with its foreign joint venture income.

Backlog

The Company's backlog of firm orders was $23.3 million at December 30, 2001 and $31.8 million at December 31, 2000. The decrease is due primarily to reduced orders.

Segment Sales and Operations

Sales of High Performance Foams decreased 16% in 2001. This same segment increased 15% and 11% in 2000 and 1999, respectively. While foam revenues continued to be lower in the second half of 2001, sales of these materials into cellular phone handsets began to rebound with the elimination of the inventory overhang that was present throughout the first half of the year. The increases in both 1999 and 2000 were due to significantly higher sales of both urethane and silicone foam materials, particularly for wireless communications and computer applications.

Operating Income from High Performance Foams was $4.6 million in 2001, $11.2 million in 2000, and $7.8 million in 1999. The decrease in operating income in 2001 was primarily due to the lower level of sales. Improvement in manufacturing yields and the higher sales volume resulted in the significant improvement from 1999 to 2000.

Sales of Printed Circuit Materials decreased 12% in 2001 and 5% in 2000, while there was an increase of 8% in 1999. If 1999 sales data were restated to exclude the sales to HTI, the sales increase would have been 34% in 2000. Due to the widespread economic downturn in 2001, sales into the wireless area were lower than in 2000. Worldwide sales of high frequency circuit materials far exceeded the Company's expectations in 2000. Rogers has become a leading supplier of such materials to the computer and wireless communications markets. Wireless communication base stations, satellite television receivers, and wireless communication antennas are the current primary uses for these materials. Worldwide sales of high frequency circuit materials had also set a record in 1999. Sales to the wireless communications market were particularly strong. This was significantly offset by the disappointing sales levels of flexible materials that the Company manufactures, reflecting the softness in demand being experienced by its major customer for such materials. Sales of FLEX-I-MID adhesiveless laminate materials to HTI dropped sharply in the fourth quarter of 1999 as this customer continued to work off its inventories resulting in a smaller year-over-year increase.

Printed Circuit Materials operating income was $6.2 million in 2001, $12.2 million in 2000, and $7.5 million in 1999. The lower level of sales was the major factor leading to the decrease in 2001. Additionally, the restructuring charge of $500,000 was included in this segment in 2001. It is expected that this initiative will save in excess of $1.0 million annually. Significantly higher sales, excluding HTI sales now made by PLS, coupled with more efficient manufacturing facilities, led to the increase in operating income in 2000. New equipment has produced immediate process improvements with enhanced product flow and efficiency and increased utilization of equipment has also contributed to the improvement.

Sales of Polymer Materials and Components decreased 12% in 2001 and 2% in 2000, respectively, but increased by 25% in 1999.

The sales decrease in 2001 was due to the general economic climate, not to a known decrease in market share. The increase in 1999 was primarily attributable to the acquisition of most of the engineered molding compounds business of Cytec Fiberite in January 1999. The dampening sleeve business was purchased from Imation Corp. in late 1998 and also contributed to the sales increase in 1999.

Polymer Materials and Components operating income was $2.3 million, $6.1 million, and $9.1 million for 2001, 2000, and 1999, respectively. Lower sales, especially those with high contribution margins, were the cause of the decrease in operating income in both 2001 and 2000. Additionally, the last phase of the transition of the Cytec Fiberite business was completed in 2001, which involved start-up costs. The purchase of the dampening sleeve business and the engineered molding compounds business resulted in significant contributions to the Company's performance in 1999.

Joint Ventures

DUREL CORPORATION:

Durel Corporation, the Company's 50% owned joint venture with 3M in electroluminescent lamps, recorded sales in 2001 which were 20% lower than in 2000. New cell phone models featuring Durel products, whose introduction had been delayed during the first nine months of 2001 due to an inventory glut, started to ramp into production in the fourth quarter of 2001. Durel's profits for 2001 were also lower but were higher in the fourth quarter than in all of the previous three quarters of 2001 combined.

On June 28, 2001, Durel was informed that the patent infringement lawsuit it filed against Osram Sylvania Inc., which had been decided in Durel's favor in February 2000, had been reversed by the U.S. Court of Appeals. In December 2001, Durel and Osram Sylvania agreed to a worldwide cross-licensing of the disputed patents and an agreement not to assert future patents against either company's existing products.

Durel experienced record sales in 2000 and, along with lower expenses associated with the Osram Sylvania litigation, had a significant increase in profitability. Continued penetration of the cellular telephone handset market drove the growth during 2000. Durel doubled manufacturing capacity in 2000. To meet the demand from this rapidly growing market, Durel also began construction of a 75,000 square foot addition that was completed in 2001.

Durel achieved 50% growth in sales in 1999 that included late-year contracts from two of the largest manufacturers of cellular telephones. This growth was driven by a more than 130% increase in sales of Durel's products for wireless telephones and other handheld electronic devices. These sales gains helped Durel achieve record earnings in 1999 despite a very significant increase in legal costs associated with the patent infringement lawsuit.

ROGERS INOAC CORPORATION (RIC):

Sales of RIC, the Company's joint venture with Inoac Corporation in Japan, decreased 14% from 2000 to 2001 due to general economic conditions. In January 2002, RIC sold its Endur product line to the Company's joint venture partner, Inoac Corporation. The sale allows the joint venture to focus on high performance foams, which is consistent with the Company's strategy. No significant earnings impact will result from this transaction.

Profits in 2000 were significantly higher than 1999 due to increasing sales of urethane foams for handheld electronic devices and general overall economic strength in Southeast Asia. In 1999, RIC was successful in moving PORON materials into more industrial applications.

POLYIMIDE LAMINATE SYSTEMS, LLC (PLS):

Sales from the PLS joint venture were 17% higher in 2001. In 2001 and 2000, this product, which is manufactured by Mitsui Chemicals, Inc. under a Rogers' technology license, was sold by PLS. Since PLS is now making these sales directly, Rogers' share of such sales is reported in Combined Sales rather than in net sales. In 1999, Rogers' net sales included $30.7 million of sales of a specialty flexible circuit board laminate to HTI.

ROGERS CHANG CHUN TECHNOLOGY CO., LTD. (RCCT):

On June 29, 2000, Rogers signed a joint venture agreement with Chang Chun Plastics Co., Ltd. (CCP), a $1.1 billion Taiwanese specialty chemical manufacturer. Combining Rogers' leading-edge flexible circuit materials technology with CCP's outstanding manufacturing capabilities and long established market position in Taiwan will enable the joint venture to be a leading flexible circuit materials supplier in Taiwan. This joint venture had a smooth and successful start-up of its manufacturing operations during the fourth quarter of 2001 and should begin shipping production materials and generating sales early in the second quarter of 2002.

Acquisitions

As of December 31, 2001 (fiscal year 2002), the Company acquired much of the intellectual property and most of the polyolefin foam product lines of Cellect LLC. This polyolefin foam business will be integrated into Rogers High Performance Foams and later combined with an existing Rogers' business in Illinois. It is expected that

Quarterly Results of Operations

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Quarter	Net Sales	Manufacturing Profit	Net Income	Basic Net Income Per Share	Diluted Net Income Per Share
2001	**Fourth**	**$ 48,094**	**$ 14,611**	**$ 3,900**	**$ .25**	**$ .24**
	Third	**51,031**	**15,792**	**3,219**	**.21**	**.20**
	Second	**53,162**	**15,801**	**1,894**	**.12**	**.12**
	First	**63,750**	**20,654**	**6,721**	**.44**	**.42**
2000	Fourth	$ 60,952	$ 20,591	$ 7,434	$ .49	$ .47
	Third	62,357	20,695	6,936	.46	.44
	Second	61,266	20,072	6,442	.43	.41
	First	63,640	21,147	5,908	.40	.37

The results of operations in the fourth quarter of 2001 include a benefit of approximately $1 million resulting from an adjustment to the Company's effective income tax rate.

this new business will be modestly accretive to earnings in 2002. Initial market response to this purchase has been very positive.

Effective January 1999, the Company acquired the engineered molding compounds business of Cytec Fiberite. This acquisition has added capabilities that have enhanced the Company's moldable composites business.

Sources of Liquidity and Capital

Net cash provided by operating activities amounted to $39.0 million in 2001, $23.7 million in 2000 and $32.5 million in 1999. The year-to-year increase from 2000 to 2001 was due primarily to the lower level of accounts receivable and a company-wide initiative put in place to reduce inventory levels. The decrease from 1999 to 2000 was due to a $6.0 million loan granted to one of the Company's unconsolidated joint ventures and a higher level of inventories, offset partially by increased profits and depreciation. Inventories were increased to support higher customer demand and in particular at the Moldable Composites Division where inventory was increased in anticipation of the final move of the Cytec Fiberite equipment from Winona, Minnesota to Manchester, Connecticut.

Capital expenditures totaled $18.0 million in 2001, $22.7 million in 2000 and $13.6 million in 1999. Despite the economic climate, the Company continued to invest in its long-term future. The Company completed the construction of a building addition in Arizona that was started in 2000. Additional press capacity for high frequency materials was installed late in 2001 and will come on line early in 2002. The Company has slowed the qualification of the new Ghent, Belgium high frequency circuit laminate facility to match the current needs of the marketplace. This facility will be brought on line as needs warrant. The increase in expenditures in 2000 was directly related to higher sales of products manufactured by the Company. To satisfy this growing demand, the Company completed a 50% capacity increase in Arizona for its RO4000 high frequency circuit materials. The Company began construction of the building addition in Arizona and acquired additional acreage in both Arizona and Ghent, Belgium in 2000. In 1999 capital expenditures were at more traditional levels and no major expansion projects were initiated and completed during the year.

Cash generated from the Company's operating activities exceeded capital spending in all three years presented, and spending was financed through these internally generated funds.

The Company has an unsecured multi-currency revolving credit agreement with two domestic banks and can borrow up to $75 million, or the equivalent in certain other foreign currencies. Amounts borrowed under this agreement are to be paid in full by December 8, 2005. The rate of interest charged on outstanding loans can, at the Company's option and subject to certain restrictions, be based on the prime rate or at rates from 50 to 112.5 basis points over a Eurocurrency loan rate. The spreads over the Eurocurrency rate are based on the Company's leverage ratio. Under the arrangement, the ongoing commitment fee varies from 30.0 to 37.5 basis points of the maximum amount that can be borrowed, net of any outstanding borrowings and the maximum amount that beneficiaries may draw under outstanding letters of credit. There were no borrowings pursuant to this arrangement at December 30, 2001. The loan agreement contains restrictive covenants primarily related to total indebtedness, interest expense, capital expenditures and net worth. The Company is in compliance with these covenants.

The Company had designated 390.2 million Belgian francs as a hedge of its net investment in a foreign subsidiary in Belgium ($9.1 million at December 31, 2000). On July 6, 2001, the Company repaid the debt at the then current Belgian franc rate, amounting to $8.2 million. During the years 2001 and 2000, the Company recorded $900,000 and $600,000, respectively, of net pretax gains related to the hedge in other comprehensive income in shareholders' equity.

In September 2001, Rogers N.V., a Belgian subsidiary of the Company, signed an unsecured revolving credit agreement with a European bank. Under this arrangement Rogers N.V. now can borrow up to 6,200,000 Euro. Amounts borrowed under this agreement are to be repaid in full by May 1, 2005. The rate of interest charged on outstanding loans is based on the Euribor plus 25 basis points. At December 30, 2001, Rogers N.V. had borrowings of 1,487,361 Euro ($1,315,000) under this agreement.

As of December 30, 2001, the Company had loaned $5.0 million to Durel Corporation. Borrowings must be made in increments of $250,000, may not exceed $8.0 million in the aggregate, will be at the prime rate of interest, and any amounts repaid by Durel may subsequently be re-borrowed during the term of the loan arrangement. The arrangement expires in September of 2002, unless extended at the sole discretion of the Company.

At December 30, 2001, the Company had indirectly guaranteed 50% of a loan entered into by Durel. The Company's proportionate share of the outstanding principal under this guarantee was $3.9 million at December 30, 2001 and $4.3 million at December 31, 2000. The Company believes that Durel will be able to meet its obligations under this financing arrangement and accordingly no payments will be required and no losses will be incurred under this guarantee.

Management believes that over the next twelve months, internally generated funds plus available lines of credit will be sufficient to meet the regular needs of the business. The Company continually reviews and assesses its lending relationships.

Dividend Policy

In 1992, the Board of Directors voted to discontinue cash dividends. At present, the Company expects to maintain a policy of emphasizing longer-term growth of capital rather than immediate dividend income.

Environmental Activities

The Company is subject to federal, state, and local laws and regulations concerning the environment and is involved in the following matters: 1) the Company is currently involved as a potentially responsible party (PRP) in two Superfund sites; 2) the Company is working with consultants and the Connecticut Department of Environmental Protection to monitor the area where remediation work was completed to address historic polychlorinated biphenyl (PCB) contamination at its Woodstock, Connecticut facility; and 3) the Company and the United States Environmental Protection Agency have been involved in a dispute about the alleged improper disposal of PCB's by the Company. The Company does not believe that the outcome of any of the above matters will have a material adverse effect on its financial position nor has the Company had any material recurring costs or capital expenditures relating to environmental matters, except as disclosed in the Notes to Consolidated Financial Statements. Refer to Note I of the Notes to Consolidated Financial Statements for a discussion of the above matters and the related costs.

New Accounting Standards

Refer to Note A of the Notes to Consolidated Financial Statements for a discussion of the new accounting pronouncements and the potential impact to the Company's consolidated results of operations and consolidated financial position.

Critical Accounting Policies

Management is required to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions are based on accounting policies that have been consistently applied and are in accordance with accounting principles generally accepted in the United States. The policies that are deemed critical are those that could have different valuations if another methodology was used. The Company deems, however, that appropriate reserves have been established and other methodologies would not yield results that are materially different. These critical accounting policies are listed below.

ALLOWANCE FOR DOUBTFUL ACCOUNTS: In circumstances where the Company is made aware of a specific customer's inability to meet its financial obligations, a reserve is established. The accounts that have balances outstanding for more than 60 days are individually evaluated and appropriate reserves are established. The remainder of the reserve is general in nature and is based upon historical trends and current market assessments.

INVENTORIES: The Company maintains an obsolescence and slow-moving reserve. Products and materials that are specifically identified as obsolete are fully

Capital Stock Market Prices

The Company's capital stock is traded on the New York Stock Exchange. The following table sets forth the composite high and low closing prices during each quarter of the last two years on a per share basis.

	2001		2000	
Quarter	High	Low	High	Low
Fourth	**$ 35.80**	**$ 27.80**	$ 45.25	$ 29.06
Third	**31.30**	**24.95**	38.94	31.38
Second	**35.60**	**23.90**	39.50	29.84
First	**42.00**	**31.75**	35.25	18.03

reserved. Most products that have been held in inventory greater than one year are fully reserved unless there are mitigating circumstances. The remainder of the reserve is general in nature and fluctuates with market conditions, design cycles and other economic factors.

In addition, the Company values certain inventories using the last-in, first-out (LIFO) method. Accordingly, a LIFO valuation reserve is calculated using the link chain index method and is maintained to properly value these inventories.

INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES: The Company accounts for its investments in and advances to unconsolidated joint ventures, all of which are 50% owned, using the equity method. This method was chosen due to the level of investment and because the Company has the ability to exercise significant influence, but not control, over the joint ventures' operating and financial policies.

Market Risk

The Company is exposed to market risk from changes in interest rates and foreign exchange rates. The Company does not use derivative instruments for trading purposes. The Company monitors foreign exchange and interest rate risks and manages such risks on specific transactions. The risk management process primarily uses analytical techniques and sensitivity analysis.

The Company has obligations where the interest rate, although not fixed, is relatively low compared to the prime interest rate. An increase in interest rates would not significantly increase interest expense due to the current makeup of the Company's debt obligations. Because of the size and structure of these current obligations, a 100 basis point increase in the prime interest rate would not result in a material change in the Company's interest expense or in the fair value of the debt obligations. The fair value of the Company's investment portfolio or the related interest income would not be significantly impacted by either a 100 basis point increase or decrease in interest rates due mainly to the size and short-term nature of the Company's investment portfolio and the relative insignificance of interest income to consolidated pretax income, respectively.

The Company's largest foreign currency exposure is against the Euro, primarily because of its investments in its ongoing operations in Belgium. Exposure to variability in currency exchange rates is mitigated, when possible, through the use of natural hedges, whereby purchases and sales in the same foreign currency and with similar maturity dates offset one another. The Company can initiate hedging activities by entering into foreign exchange forward contracts with third parties when the use of natural hedges is not possible or desirable.

Forward-Looking Information

Certain statements in this Management's Discussion and Analysis section and in other parts of this annual report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. Such factors include changing business, economic, and political conditions both in the United States and in foreign countries; increasing competition; changes in product mix; the development of new products and manufacturing processes and the inherent risks associated with such efforts; changes in the availability and cost of raw materials; fluctuations in foreign currency exchange rates; and any difficulties in integrating acquired businesses into the Company's operations. Such factors also apply to the Company's joint ventures where the Company is able to exercise significant influence, but not control, over such 50/50 operations. Additional information about certain factors that could cause actual results to differ from such forward-looking statements include the following:

TECHNOLOGY AND PRODUCT DEVELOPMENT

The Company's future results depend upon its ability to continue to develop new products and improve its product and process technologies. The Company's success in this effort will depend upon the Company's ability to anticipate market requirements in its product development efforts, the acceptance and continued commercial success of the end user products for which the Company's products have been designed, and the Company's ability to adapt to technological changes and to support established and emerging industry standards.

In particular, the wireless communications market is characterized by frequent new product introductions, evolving industry standards, rapid changes in product and process technologies, price competition and many new potential applications. The products that the Company manufactures and sells to the wireless communications market are relatively new. To be successful in this area, the Company must be able to consistently manufacture and supply high frequency circuit materials that meet the demanding expectations of customers for quality, performance and reliability at competitive prices. The timely introduction by the Company of such new products could be affected by engineering or other development program slippages and problems in effectively and efficiently increasing production to meet customer needs. In addition, the market for computers is characterized by rapid technological change, significant pricing pressures and short lead times. Because the Company manufactures and sells its own circuit materials to meet the needs of this market, the Company's results may be affected by these factors.

VOLATILITY OF DEMAND

The computer industry and the wireless communications industry have historically been characterized by wide fluctuations in product supply and demand. From time to time, the industries have experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. These downturns have been characterized by diminished product demand, production over-capacity and accelerated price erosion. The Company's business may in the future be materially and adversely affected by such downturns.

ENVIRONMENTAL LITIGATION

The Company is currently engaged in proceedings involving two Superfund sites, as a participant in a group of potentially responsible parties. The Company's estimation of environmental liabilities is based on an evaluation of currently available information with respect to each individual situation, including existing technology, presently enacted laws and regulations, and the Company's past experience in the addressing of environmental matters. Although current regulations impose potential joint and several liability upon each named party at any Superfund site, the Company expects its contribution for cleanup to be limited due to the number of other potentially responsible parties, and the Company's share of the contributions of alleged waste to the sites, which the Company believes is de minimis. However, there can be no assurances that the Company's estimates will not be disputed or that any ultimate liability concerning these sites will not have a material adverse effect on the Company.

CAPITAL EXPENDITURES

The level of anticipated 2002 capital expenditures and the anticipated benefits to be derived from such expenditures could differ significantly from the forecasted amounts due to a number of factors including, but not limited to: changes in design, differences between the anticipated and actual delivery dates for new machinery and equipment, problems with the installation and start-up of such machinery and equipment, delays in the construction or modifications of buildings and delays caused by the need to address other business priorities, as well as changes in customer demand for the products the Company manufactures. Similar risks are inherent in the Company's joint venture operations.

RAW MATERIALS

The Company from time to time must procure certain raw materials from single or limited sources that expose the Company to vulnerability to price increases and the varying quality of the material. In addition, the inability of the Company to obtain these materials in required quantities could result in significant delays or reductions in its own product shipments. In the past, the Company has been able to purchase sufficient quantities of the particular raw material to sustain production until alternative materials and production processes could be requalified with customers. However, any inability of the Company to obtain timely deliveries of materials of acceptable quantity or quality, or a significant increase in the prices of materials, could materially and adversely affect the Company's operating results.

FOREIGN SALES

The Company's international sales involve risks, including imposition of governmental controls, currency exchange fluctuation, potential insolvency of international customers, reduced protection for intellectual property rights, the impact of recessions in foreign countries, political instability, and generally longer receivables collection periods, as well as tariffs and other trade barriers. There can be no assurance that these factors will not have an adverse effect on the Company's future international sales, and consequently, on the Company's business, operating results and financial condition.

ACQUISITIONS

Acquisitions are an important component of the Company's growth strategy. Accordingly, the Company's future performance will depend on its ability to correctly identify appropriate businesses to acquire, negotiate favorable terms for such acquisitions and then effectively and efficiently integrate such acquisitions into the Company's existing businesses. There is no certainty that the Company will succeed in such endeavors.

OTHER INFORMATION

The foregoing list of important factors does not include all such factors that could cause actual results to differ from forward-looking statements contained in this report, nor are such factors necessarily presented in order of importance.

Consolidated Balance Sheets

(DOLLARS IN THOUSANDS)

	December 30, 2001	December 31, 2000
ASSETS		
Current Assets:		
Cash and Cash Equivalents	**$ 20,891**	$ 10,100
Accounts Receivable, Less Allowance for Doubtful Accounts of $1,363 and $1,804	**27,460**	35,067
Accounts Receivable, Joint Ventures	**5,123**	11,198
Inventories:		
Raw Materials	**10,003**	12,702
In-Process and Finished	**16,805**	19,145
Less LIFO Reserve	**(1,433)**	(1,424)
Total Inventories	**25,375**	30,423
Current Deferred Income Taxes	**5,041**	5,000
Other Current Assets	**1,026**	1,061
Total Current Assets	**84,916**	92,849
Property, Plant and Equipment, Net of Accumulated Depreciation of $90,015 and $78,319	**98,454**	94,199
Investments in Unconsolidated Joint Ventures	**16,116**	11,577
Pension Asset	**6,308**	6,407
Goodwill and Other Intangible Assets	**13,588**	14,068
Other Assets	**4,427**	2,414
Total Assets	**$ 223,809**	$ 221,514

(DOLLARS IN THOUSANDS)

	December 30, 2001	December 31, 2000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	**$ 12,009**	$ 12,418
Accrued Employee Benefits and Compensation	**6,974**	12,830
Accrued Income Taxes Payable	**6,337**	5,554
Taxes, Other than Federal and Foreign Income	**441**	1,643
Other Accrued Liabilities	**3,931**	6,300
Total Current Liabilities	**29,692**	38,745
Long-Term Debt	**1,315**	9,116
Noncurrent Deferred Income Taxes	**8,152**	8,626
Noncurrent Pension Liability	**12,371**	9,676
Noncurrent Retiree Health Care and Life Insurance Benefits	**6,052**	5,990
Other Long-Term Liabilities	**3,165**	3,548
Shareholders' Equity:		
Capital Stock, $1 Par Value (Notes A & H):		
Authorized Shares 50,000,000; Issued Shares 15,739,184 and 15,485,570	**15,739**	15,486
Additional Paid-In Capital	**35,351**	32,262
Retained Earnings	**129,438**	113,704
Accumulated Other Comprehensive Income (Loss), Net of Tax (Note H)	**(4,030)**	(2,203)
Treasury Stock (382,900 shares for both years) (Note A)	**(13,436)**	(13,436)
Total Shareholders' Equity	**163,062**	145,813
Total Liabilities and Shareholders' Equity	**$ 223,809**	$ 221,514

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Income

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	2001	2000	1999
Net Sales	$ 216,037	$ 248,215	$ 247,839
Cost of Sales	149,179	165,710	175,964
Selling and Administrative Expenses	39,247	40,529	36,735
Acquisition/Restructuring Costs (Notes I & K)	1,995	–	–
Research and Development Expenses	12,570	12,493	10,791
Total Costs and Expenses	202,991	218,732	223,490
Operating Income	13,046	29,483	24,349
Other Income less Other Charges	7,953	7,838	1,626
Interest Income (Expense), Net	(20)	313	(98)
Income Before Income Taxes	20,979	37,634	25,877
Income Taxes	5,245	10,914	7,246
Net Income	$ 15,734	$ 26,720	$ 18,631
Net Income Per Share (Notes A & H):			
Basic	$ 1.03	$ 1.79	$ 1.24
Diluted	$ .98	$ 1.69	$ 1.19
Shares Used in Computing (Notes A & H):			
Basic	15,274,479	14,896,227	15,055,034
Diluted	16,001,965	15,848,736	15,642,844

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(DOLLARS IN THOUSANDS, EXCEPT CAPITAL STOCK AMOUNTS)

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity
Balance at January 3, 1999	$ 15,248,132	$ 25,705	$ 68,353	$ 1,348	$ (423)	$ 110,231
Comprehensive Income:						
Net Income for 1999			18,631			18,631
Other Comprehensive Income (Loss)				(910)		(910)
Total Comprehensive Income						17,721
Stock Options Exercised	171,778	781				953
Stock Issued to Directors	15,468	283				299
Shares Reacquired and Cancelled	(17,726)	(206)				(224)
Tax Benefit on Stock Options Exercised		450				450
Treasury Stock Acquisitions *(370,100 Shares)*					(13,013)	(13,013)
Stock Split Impact on Treasury Stock	(370,100)	370				
Balance at January 2, 2000	$ 15,047,552	$ 27,383	$ 86,984	$ 438	$ (13,436)	$ 116,417
Comprehensive Income:						
Net Income for 2000			26,720			26,720
Other Comprehensive Income (Loss)				(2,641)		(2,641)
Total Comprehensive Income						24,079
Stock Options Exercised	513,511	3,120				3,633
Stock Issued to Directors	12,993	1,000				1,013
Shares Reacquired and Cancelled	(88,486)	(2,848)				(2,936)
Tax Benefit on Stock Options Exercised		3,607				3,607
Balance at December 31, 2000	$ 15,485,570	$ 32,262	$ 113,704	$ (2,203)	$ (13,436)	$ 145,813
Comprehensive Income:						
Net Income for 2001			**15,734**			**15,734**
Other Comprehensive Income (Loss)				**(1,827)**		**(1,827)**
Total Comprehensive Income						**13,907**
Stock Options Exercised	**307,051**	**2,519**				**2,826**
Stock Issued to Directors	**11,571**	**459**				**470**
Shares Reacquired and Cancelled	**(65,008)**	**(2,032)**				**(2,097)**
Tax Benefit on Stock Options Exercised		**2,143**				**2,143**
Balance at December 30, 2001	**$ 15,739,184**	**$ 35,351**	**$ 129,438**	**$ (4,030)**	**$ (13,436)**	**$ 163,062**

The number of shares is equal to the dollar amount of the capital stock ($1 par value).

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

(DOLLARS IN THOUSANDS)

	2001	2000	1999
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:			
Net Income	$ 15,734	$ 26,720	$ 18,631
Adjustments to Reconcile Net Income to Cash Provided by Operating Activities:			
Depreciation and Amortization	13,712	12,507	10,375
(Benefit) Expense for Deferred Income Taxes	(395)	3,299	(577)
Equity in Undistributed Income of Unconsolidated Joint Ventures, Net	(3,123)	(5,945)	(1,897)
(Gain) Loss on Disposition of Assets	(103)	546	304
Noncurrent Pension and Postretirement Benefits	1,489	1,215	441
Other, Net	(584)	376	247
Changes in Operating Assets and Liabilities Excluding Effects of Acquisition and Disposition of Assets:			
Accounts Receivable	13,158	(11,946)	264
Inventories	4,771	(7,465)	(1,261)
Prepaid Expenses	14	(436)	(233)
Accounts Payable and Accrued Expenses	(5,658)	4,843	6,203
Net Cash Provided by Operating Activities	39,015	23,714	32,497
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:			
Capital Expenditures	(18,032)	(22,744)	(13,621)
Acquisition of Businesses	(2,000)	(252)	(4,302)
Proceeds from Sale of Property, Plant and Equipment	225	83	118
Proceeds from Sale of Marketable Securities	–	–	256
Investment in Unconsolidated Joint Ventures and Affiliates	(1,417)	(1,592)	737
Net Cash Used in Investing Activities	(21,224)	(24,505)	(16,812)
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:			
Proceeds (Repayments) from Short- and Long-Term Borrowings	1,830	296	(16)
Repayments of Debt Principal	(9,733)	–	(3,369)
Acquisition of Treasury Stock	–	–	(13,013)
Proceeds from Sale of Capital Stock, Net	729	697	729
Net Cash (Used in) Provided by Financing Activities	(7,174)	993	(15,669)
Effect of Exchange Rate Changes on Cash	174	(57)	346
Net Increase in Cash and Cash Equivalents	10,791	145	362
Cash and Cash Equivalents at Beginning of Year	10,100	9,955	9,593
Cash and Cash Equivalents at End of Year	$ 20,891	$ 10,100	$ 9,955

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

Note A | Accounting Policies

ORGANIZATION:

Rogers Corporation manufactures specialty materials, which are sold to targeted markets around the world. These specialty materials are grouped into three distinct business segments (see Note J). High Performance Foams include urethane foams and silicone materials. These foams are sold principally to manufacturers in the communications, computer, imaging, transportation, and consumer markets. Printed Circuit Materials include circuit board laminates for high frequency printed circuits, flexible circuit board laminates for flexible interconnections, and industrial laminates for shielding of radio and electromagnetic interference. Printed Circuit Materials are sold principally to printed circuit board manufacturers and equipment manufacturers for applications in the computer, communications, and consumer markets. Polymer Materials and Components are composed of elastomer components, moldable composite materials, nitrophyl floats, nonwoven materials, and bus bars for power distribution. Polymer Materials and Components are sold principally to the imaging, transportation, consumer and communications markets.

PRINCIPLES OF CONSOLIDATION:

The consolidated financial statements include the accounts of Rogers Corporation and its wholly-owned subsidiaries (the Company), after elimination of significant intercompany accounts and transactions.

CASH EQUIVALENTS:

Highly liquid investments with original maturities of three months or less are considered cash equivalents. These investments are stated at cost, which approximates market value.

INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES:

The Company accounts for its investments in and advances to unconsolidated joint ventures, all of which are 50% owned, using the equity method.

RELATED PARTY TRANSACTIONS:

Sales to unconsolidated joint ventures are made on terms similar to those prevailing with unrelated customers. However, payment terms for amounts owed by the joint ventures may be extended.

FOREIGN CURRENCY TRANSLATION:

All balance sheet accounts of foreign subsidiaries are translated at rates of exchange in effect at each year-end, and income statement items are translated at the average exchange rates for the year. Resulting translation adjustments are made directly to a separate component of shareholders' equity. Currency transaction adjustments are reported as income or expense.

INVENTORIES:

Inventories are valued at the lower of cost or market. Certain inventories, amounting to $8,720,000 at December 30, 2001, and $11,095,000 at December 31, 2000, or 34% and 36% of total Company inventories in the respective periods, are valued at the lower of cost, determined by the last-in, first-out (LIFO) method, or market. The cost of the remaining portion of the inventories was determined principally on the basis of standard costs, which approximate actual first-in, first-out (FIFO) costs.

PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment is stated on the basis of cost, including capitalized interest. For financial reporting purposes, provisions for depreciation are calculated on a straight-line basis over the following estimated useful lives of the assets:

	Years
Buildings	20 – 45
Building improvements	10 – 25
Machinery and equipment	5 – 15
Office equipment	3 – 10

INTANGIBLE ASSETS:

Goodwill, representing the excess of the cost over the net tangible and identifiable assets of acquired businesses, is stated at cost. Goodwill is being amortized on a straight-line method over periods ranging from 10-40 years. Amortization charges to operations amounted to $765,000 in 2001 and $851,000 in 2000.

Purchased patents and licensed technology are capitalized and amortized on a straight-line basis over their estimated useful lives, generally from 2 to 17 years.

When events and circumstances so indicate, all long-lived assets are assessed for recoverability based upon cash flow forecasts. Based on its most recent analysis, the Company believes that no material impairment of intangible assets or long-lived assets exists at December 30, 2001.

INCOME TAXES:

The Company recognizes income taxes under the liability method. No provision is made for U.S. income taxes on the undistributed earnings of consolidated foreign subsidiaries because such earnings are substantially reinvested in those companies for an indefinite period. Provision for the tax consequences of distributions, if any, from consolidated foreign subsidiaries is recorded in the year the distribution is declared.

REVENUE RECOGNITION:

Revenue is recognized when goods are shipped.

NET INCOME PER SHARE:

The following table sets forth the computation of basic and diluted earnings per share:

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	2001	2000	1999
Numerator:			
Net income	$ 15,734	$ 26,720	$ 18,631
Denominator:			
Denominator for basic earnings per share – weighted-average shares	15,274,479	14,896,227	15,055,034
Effect of stock options	727,486	952,509	587,810
Denominator for diluted earnings per share – adjusted weighted-average shares and assumed conversions	16,001,965	15,848,736	15,642,844
Basic earnings per share	$ 1.03	$ 1.79	$ 1.24
Diluted earnings per share	$ .98	$ 1.69	$ 1.19

STOCK SPLIT:

To help widen the distribution and enhance the marketability of the Company's capital stock, the Board of Directors effected a two-for-one stock split in the form of a 100% stock dividend on May 12, 2000. Treasury Stock was not doubled. All references in the financial statements to the number of shares and per share amounts have been restated to reflect the increased number of capital shares outstanding.

USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

ADVERTISING COSTS:

Advertising is expensed as incurred and amounted to $1,694,000, $2,128,000, and $1,901,000 for 2001, 2000 and 1999, respectively.

TREASURY STOCK:

From time to time the Company's Board of Directors authorizes the repurchase, at management's discretion, of shares of the Company's capital stock. The most recent regular authorization was approved on August 17, 2000 and provided for the repurchase of up to an aggregate of $2,000,000 in market value of such stock. On October 24, 2001, the Company's Board of Directors authorized, at management's discretion, the repurchase of shares of the Company's capital stock in order to provide participants in the Rogers Corporation Global Stock Ownership Plan For Employees (see Note H), an employee stock purchase plan, with shares of such stock. This is just one of the ways shares can be provided to plan participants. At year-end, neither authorization had been used to repurchase stock. Treasury Stock totals 382,900 shares and is shown at cost on the balance sheet as a reduction of Shareholders' Equity.

RECLASSIFICATIONS:

Certain reclassifications have been made to the 2000 financial statements to conform to the 2001 presentation.

NEW ACCOUNTING STANDARDS:

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Statement 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

The Company will apply Statements 141 and 142 beginning in the first quarter of 2002. Application of the nonamortization provisions of Statement 142 is expected to result in an increase in net income of $331,000 in 2002. The Company does not expect any impairment of intangible assets upon the adoption of Statement 142.

Note B | Property, Plant and Equipment

(DOLLARS IN THOUSANDS)

	December 30, 2001	December 31, 2000
Land	**$ 5,265**	$ 5,709
Buildings and improvements	**60,839**	58,118
Machinery and equipment	**94,484**	89,711
Office equipment	**16,209**	15,442
Installations in process	**11,672**	3,538
	188,469	172,518
Accumulated depreciation	**(90,015)**	(78,319)
	$ 98,454	$ 94,199

Depreciation expense was $12,947,000 in 2001, $11,656,000 in 2000, and $9,750,000 in 1999. Interest costs incurred during the years 2001, 2000, and 1999 were $1,070,000, $1,080,000, and $1,423,000, respectively, of which $57,000 in 2001, $457,000 in 2000, and $506,000 in 1999 were capitalized as part of the cost of plant and equipment additions.

Note C | Summarized Financial Information of Unconsolidated Joint Ventures and Related Party Transactions

The Company has four joint ventures, each 50% owned, which are accounted for by the equity method. Equity income of $3,123,000, $5,945,000 and $1,897,000 for 2001, 2000 and 1999, respectively, is included in other income less other charges on the consolidated statements of income. Each of the joint ventures is described below:

Joint Venture	Location	Business Segment	Fiscal Year-End
Durel Corporation	U.S.	Polymer Materials and Components	December 31
Rogers Inoac Corporation (RIC)	Japan	High Performance Foams/ Polymer Materials and Components	October 31
Polyimide Laminate Systems, LLC (PLS)	U.S.	Printed Circuit Materials	December 31
Rogers Chang Chun Technology Co., Ltd. (RCCT)	Taiwan	Printed Circuit Materials	December 31

The summarized financial information for these joint ventures is included in the following tables. Note that there is a difference between the Company's investment in unconsolidated joint ventures and its one-half interest in the underlying shareholders' equity of the joint ventures due primarily to three factors. First, the Company's major initial contribution to two joint ventures was technology that was valued differently by the joint ventures than it was on the Company's books. Secondly, one of the joint ventures had a negative retained earnings balance. Lastly, the translation of foreign currency at current rates differs from that at historical rates. Correspondingly, there is a difference between the Company's recorded income from unconsolidated joint ventures and a 50% share of the income of those joint ventures.

(DOLLARS IN THOUSANDS)	December 30, 2001	December 31, 2000
Current Assets	**$ 39,843**	$ 48,808
Noncurrent Assets	**33,213**	26,312
Current Liabilities	**25,309**	32,403
Noncurrent Liabilities	**11,344**	14,646
Shareholders' Equity	**36,403**	28,071

(DOLLARS IN THOUSANDS)	Year Ended		
	December 30, 2001	December 31, 2000	January 2, 2000
Net Sales	**$ 121,763**	$ 138,006	$ 73,411
Gross Profit	**33,050**	39,809	20,909
Net Income	**5,928**	11,608	4,049

OTHER INFORMATION:

(DOLLARS IN THOUSANDS)	2001	2000	1999
Commission Income from PLS	**$ 3,811**	$ 3,430	$ –
50% Loan Guarantee for Durel Corporation	**3,877**	4,286	4,636
Loan to Durel Corporation	**5,000**	6,500	500

The Company believes that Durel Corporation, which has a 50% loan guarantee will be able to meet its obligations under the financing arrangement and accordingly no payments will be required and no losses will be incurred under this guarantee by the Company.

Terms for the loan to Durel Corporation: Borrowings must be made in increments of $250,000, may not exceed $8,000,000 in the aggregate, will be at the prime rate of interest, and any amounts repaid by Durel may subsequently be re-borrowed during the term of the loan arrangement. The arrangement expires in September of 2002, unless extended at the sole discretion of the Company.

Sales made to unconsolidated joint ventures were immaterial in all years presented above.

Note D | Pensions and Other Postretirement Benefit Plans

PENSIONS:

The Company has two qualified noncontributory defined benefit pension plans covering substantially all U.S. employees. The Company also has established a nonqualified unfunded noncontributory defined benefit pension plan to restore certain retirement benefits that might otherwise be lost due to limitations imposed by federal law on qualified pension plans. In addition, the Company sponsors three unfunded defined benefit health care and life insurance plans for retirees. The following provides a reconciliation of benefit obligations, plan assets, and funded status of the plans:

(DOLLARS IN THOUSANDS)

	Pension Benefits			Other Postretirement Benefits		
	2001	2000	1999	**2001**	2000	1999
Components of net periodic benefits cost:						
Service cost	**$ 2,120**	$ 1,641	$ 1,853	**$ 282**	$ 228	$ 218
Interest cost	**4,897**	4,643	4,257	**359**	331	264
Expected return on plan assets	**(5,819)**	(5,644)	(5,359)	**–**	–	–
Amortizations and deferrals	**509**	485	524	**(92)**	(117)	(152)
Amortization of transition asset	**(199)**	(352)	(335)	**–**	–	–
Net periodic benefit costs	**$ 1,508**	$ 773	$ 940	**$ 549**	$ 442	$ 330
Change in plan assets:						
Fair value of plan assets at January 1	**$ 63,304**	$ 61,383	$ 58,211	**$ –**	$ –	$ –
Actual return on plan assets	**4,943**	4,724	5,760	**–**	–	–
Employer contributions	**381**	356	268	**486**	518	632
Benefit payments	**(3,468)**	(3,160)	(2,856)	**(486)**	(518)	(632)
Fair value of plan assets at December 31	**$ 65,160**	$ 63,303	$ 61,383	**$ –**	$ –	$ –
Change in benefit obligation:						
Benefit obligation at January 1	**$ 66,867**	$ 56,555	$ 63,548	**$ 4,332**	$ 3,395	$ 5,288
Service cost	**2,120**	1,641	1,853	**282**	228	218
Interest cost	**4,897**	4,643	4,257	**359**	332	264
Actuarial losses/(gains)	**2,483**	5,271	(10,247)	**1,167**	895	(1,743)
Benefit payments	**(3,468)**	(3,160)	(2,856)	**(486)**	(518)	(632)
Plan amendments	**1,189**	1,917	–	**–**	–	–
Benefit obligation at December 31	**$ 74,088**	$ 66,867	$ 56,555	**$ 5,654**	$ 4,332	$ 3,395
Reconciliation of funded status:						
Funded status	**$ (8,929)**	$ (3,564)	$ 4,828	**$ (5,654)**	$ (4,332)	$ (3,395)
Unrecognized net gain/(loss)	**4,506**	1,304	(4,888)	**(899)**	(2,158)	(3,171)
Unrecognized prior service cost	**3,848**	3,168	1,736	**–**	–	–
Unrecognized transition asset	**(670)**	(1,025)	(1,376)	**–**	–	–
Prepaid/(accrued) benefit cost at December 31	**$ (1,245)**	$ (117)	$ 300	**$ (6,553)**	$ (6,490)	$ (6,566)
Amounts recognized in the Balance Sheet consist of:						
Prepaid benefit cost	**$ 2,752**	$ 3,638	$ 4,223	**$ –**	$ –	$ –
Accrued benefit liability	**(12,235)**	(9,538)	(4,157)	**(6,553)**	(6,490)	(6,566)
Intangible asset	**3,556**	2,769	83	**–**	–	–
Deferred tax asset	**1,779**	1,145	–	**–**	–	–
Accumulated other comprehensive income	**2,903**	1,869	151	**–**	–	–
Net amount recognized at December 31	**$ (1,245)**	$ (117)	$ 300	**$ (6,553)**	$ (6,490)	$ (6,566)

In accordance with FASB Statement No. 87, the Company has recorded an additional minimum pension liability for underfunded plans of $8,238,000 and $5,783,000 for 2001 and 2000, respectively, representing the excess of unfunded accumulated benefit obligations over previously recorded pension liabilities. A corresponding amount is recognized as an intangible asset except to the extent that these additional liabilities exceed related unrecognized prior service cost and net transition obligation, in which case the increase in liabilities is charged directly to shareholders' equity, net of taxes.

	Pension Benefits		Other Postretirement Benefits	
Assumptions as of December 31:	**2001**	2000	**2001**	2000
Discount rate	**7.25%**	7.50%	**7.25%**	7.50%
Rate of compensation increase	**4.00%**	4.00%	**–**	–

The expected long-term rates of investment return were assumed to be 9.00% for the pension plan covering unionized hourly employees and 9.50% for the other pension plan in each year presented.

The Company has two pension plans with accumulated benefit obligations in excess of plan assets in both 2001 and 2000. Amounts applicable are:

(DOLLARS IN THOUSANDS)

	2001	2000
Projected benefit obligation	**$ 18,240**	$ 15,649
Accumulated benefit obligation	**17,831**	15,427
Fair value of plan assets	**11,888**	12,667

OTHER POSTRETIREMENT BENEFITS:

The assumed health care cost trend rate of increase was 4.5% for 2000 – 2001 and it was increased to 9.5% for 2002. The rate was assumed to decrease gradually to 5.0% for 2008 and remain at that level thereafter. The health care cost trend rate assumption has the following effect on the amounts reported: increasing the assumed health care cost trend rates by one percentage point for each future year would increase the accumulated postretirement benefit obligation as of the beginning of 2002 by $276,000 and the aggregate of service cost and interest cost components of net periodic postretirement benefit cost for fiscal 2001 by $61,000; decreasing the assumed rates by one percentage point would decrease the accumulated postretirement benefit obligation at the beginning of 2002 by $260,000 and the aggregate of service cost and interest cost components of net periodic postretirement benefit cost for fiscal 2001 by $55,000.

Note E | Employee Savings and Investment Plan

The Company sponsors the Rogers Employee Savings and Investment Plan (RESIP) for domestic employees. The plan allows such employees to contribute up to 18% of their compensation through payroll deductions. Currently up to 5% of an eligible employee's annual pre-tax contribution is matched at a rate of 50% by the Company. In 2001 and 2000, 100% of the Company's matching contribution was invested in Company stock. RESIP related expense amounted to $934,000 in 2001, $859,000 in 2000, and $723,000 in 1999, including Company matching contributions of $903,000, $813,000, and $703,000, respectively.

Note F | Debt

LONG-TERM DEBT:

The Company has an unsecured multi-currency revolving credit agreement with two domestic banks and can borrow up to $75,000,000, or the equivalent in certain other foreign currencies. Amounts borrowed under this agreement are to be paid in full by December 8, 2005. The rate of interest charged on outstanding loans can, at the Company's option and subject to certain restrictions, be based on the prime rate or at rates from 50 to 112.5 basis points over a Eurocurrency loan rate. The spreads over the Eurocurrency rate are based on the Company's leverage ratio. Under the arrangement, the ongoing commitment fee varies from 30.0 to 37.5 basis points of the maximum amount that can be borrowed, net of any outstanding borrowings and the maximum amount that beneficiaries may draw under outstanding letters of credit. There were no borrowings pursuant to this arrangement at December 30, 2001. The loan agreement contains restrictive covenants primarily related to total indebtedness, interest expense, capital expenditures and net worth. The Company is in compliance with these covenants.

The Company had designated 390,200,000 Belgian francs as a hedge of its net investment in a foreign subsidiary in Belgium ($9,100,000 at December 31, 2000). On July 6, 2001, the Company repaid the debt at the then current Belgian franc rate, amounting to $8,200,000. During the years 2001 and 2000, the Company recorded $900,000 and $600,000, respectively, of net gains related to the hedge in other comprehensive income.

In September 2001, Rogers N.V., a Belgian subsidiary of the Company, signed an unsecured revolving credit agreement with a European bank. Under this arrangement Rogers N.V. now can borrow up to 6,200,000 Euro. Amounts borrowed under this agreement are to be repaid in full by May 1, 2005. The rate of interest charged on outstanding loans is based on the Euribor plus 25 basis points. At December 30, 2001, Rogers N.V. had borrowings of 1,487,361 Euro ($1,315,000) under this agreement.

INTEREST PAID:

Interest paid during the years 2001, 2000, and 1999, was $1,050,000, $1,132,000, and $1,523,000, respectively.

RESTRICTION ON PAYMENT OF DIVIDENDS:

Pursuant to the multi-currency revolving credit loan agreement, the Company cannot make a cash dividend payment if a default or event of default has occurred and is continuing or shall result from the cash dividend payment.

Note G | Income Taxes

Consolidated income before income taxes consists of:

(DOLLARS IN THOUSANDS)

	2001	2000	1999
Domestic	**$13,144**	$30,263	$21,523
International	**7,835**	7,371	4,354
	$20,979	$37,634	$25,877

The *income tax expense (benefit) in the consolidated statements of income consists of:*

(DOLLARS IN THOUSANDS)

	Current	Deferred	Total
2001:			
Federal	**$ 3,029**	**$ (1,093)**	**$ 1,936**
International	**1,951**	**1,533**	**3,484**
State	**26**	**(201)**	**(175)**
	$ 5,006	**$ 239**	**$ 5,245**
2000:			
Federal	$ 5,050	$ 2,507	$ 7,557
International	2,665	299	2,964
State	(100)	493	393
	$ 7,615	$ 3,299	$10,914
1999:			
Federal	$ 6,365	$ (1,074)	$ 5,291
International	1,338	408	1,746
State	120	89	209
	$ 7,823	$ (577)	$ 7,246

Deferred tax assets and liabilities as of December 30, 2001 and December 31, 2000, respectively, are comprised of the following:

(DOLLARS IN THOUSANDS)	**December 30, 2001**	December 31, 2000
Deferred tax assets:		
Accruals not currently deductible for tax purposes:		
Accrued employee benefits and compensation	**$ 4,655**	$ 3,610
Accrued postretirement benefits	**2,021**	1,964
Other accrued liabilities and reserves	**2,699**	2,553
Tax credit carry-forwards	**3,232**	654
Total deferred tax assets	**12,607**	8,781
Less deferred tax asset valuation allowance	**384**	759
Net deferred tax assets	**12,223**	8,022
Deferred tax liabilities:		
Depreciation and amortization	**14,141**	11,287
Investments in joint ventures, net	**1,064**	235
Other	**129**	126
Total deferred tax liabilities	**15,334**	11,648
Net deferred tax liability	**$ (3,111)**	$ (3,626)

Deferred taxes are classified on the consolidated balance sheet at December 30, 2001 and December 31, 2000 as a net short-term deferred tax asset of $5,041,000 and $5,000,000, respectively, and a net long-term deferred tax liability of $8,152,000 and $8,626,000, respectively.

Income tax expense differs from the amount computed by applying the United States Federal statutory income tax rate to income before income tax expense. The reasons for this difference are as follows:

(DOLLARS IN THOUSANDS)	**2001**	2000	1999
Tax expense at Federal statutory income tax rate	**$ 7,342**	$ 13,172	$ 9,056
Net U.S. tax (foreign tax credit) on foreign earnings	**(1,058)**	(799)	1,552
General business credits	**(400)**	(537)	(446)
Nontaxable foreign sales company income	**(1,213)**	(861)	(424)
State income taxes, net of Federal benefit	**102**	256	136
Valuation allowance	**(375)**	(294)	(2,274)
Other	**847**	(23)	(354)
Income tax expense	**$ 5,245**	$ 10,914	$ 7,246

The tax credit carry-forwards consist of general business credits of $1,145,000 that begin to expire in 2016, foreign tax credits of $1,355,000 that begin to expire in 2007, and alternative minimum tax credits of $732,000 that have no expiration date.

The deferred tax asset valuation allowance decreased by $375,000 and $294,000 during 2001 and 2000, respectively. The decreases resulted primarily from the Company's utilization of foreign tax credits on undistributed profits from its Japanese joint venture. The deferred tax asset valuation allowance decreased for the same reason by $2,274,000 during 1999.

Undistributed foreign earnings, on which United States income tax had not been provided, before available tax credits and deductions, amounted to $19,569,000 at December 30, 2001, $15,429,000 at December 31, 2000, and $10,956,000 at January 2, 2000.

Income taxes paid were $2,918,000, $3,598,000, and $4,795,000, in 2001, 2000, and 1999, respectively.

Note H | **Shareholders' Equity and Stock Options**

Components of Other Comprehensive Income (Loss) consist of the following:

(DOLLARS IN THOUSANDS)	**2001**	2000	1999
Foreign currency translation adjustments	**$ (793)**	$ (923)	$ (683)
Change in unrealized gains on marketable securities	**–**	–	2
Change in minimum pension liability, net of $634 and $1,053 in taxes in 2001 and 2000	**(1,034)**	(1,718)	(229)
Other comprehensive income (loss)	**$ (1,827)**	$ (2,641)	$ (910)

Accumulated balances related to each component of Other Comprehensive Income (Loss) are as follows:

(DOLLARS IN THOUSANDS)	**December 30, 2001**	December 31, 2000
Foreign currency translation adjustments	**$ (1,127)**	$ (334)
Minimum pension liability, net of $1,779 and $1,145 in taxes in 2001 and 2000	**(2,903)**	(1,869)
Accumulated balance	**$ (4,030)**	$ (2,203)

Under various plans the Company may grant stock options to officers and other key employees at exercise prices that range as low as 50% of the fair market value of the Company's stock as of the date of grant. To date virtually all such options have been granted at an exercise price equal to the fair market value of the Company's stock as of the date of grant. In general, regular employee options become exercisable over a four-year period from the grant date and expire ten years after the date of grant. Stock option grants are also made to non-employee directors, generally on a semi-annual basis. For such stock options, the exercise price is equal to the fair market value of the Company's stock and they are immediately exercisable and expire ten years after the date of grant. Stock grants in lieu of cash compensation are also made to non-employee directors.

Shares of capital stock reserved for possible future issuance are as follows:

	December 30, 2001	December 31, 2000
Shareholder Rights Plan	**20,385,363**	19,949,400
Stock options	**3,824,145**	4,141,519
Rogers Employee Savings and Investment Plan	**169,044**	169,044
Rogers Corporation Global Stock Ownership Plan For Employees	**500,000**	–
Long-Term Enhancement Plan	**115,308**	119,625
Stock to be issued in lieu of deferred compensation	**37,682**	33,642
Total	**25,031,542**	24,413,230

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (FAS No. 123), "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized in the financial statements for the stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in 2001, 2000, and 1999 consistent with the provisions of FAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

		2001	2000	1999
Net income	As Reported	**$ 15,734**	$ 26,720	$ 18,631
	Pro Forma	**12,769**	24,234	17,207
Basic earnings per share	As Reported	**$ 1.03**	$ 1.79	$ 1.24
	Pro Forma	**.84**	1.63	1.15
Diluted earnings per share	As Reported	**$ .98**	$ 1.69	$ 1.19
	Pro Forma	**.80**	1.62	1.11

The effects on pro forma net income and earnings per share of expensing the estimated fair value of stock options are not necessarily representative of the effects on reported net income for future years, due to such things as the vesting period of the stock options, and the potential for issuance of additional stock options in future years.

An average vesting period of three years was used for the assumption regarding stock options issued in 2001, 2000, and 1999. Regular options granted to officers and other key employees usually become exercisable in one-third increments beginning on the second anniversary of the grant date.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

	2001	2000	1999
Risk-free interest rate	**4.67%**	5.14%	6.42%
Dividend yield	**0%**	0%	0%
Volatility factor	**33.6%**	33.2%	30.6%
Weighted-average expected life	**6.1 years**	6.1 years	5.8 years

A summary of the status of the Company's stock option program at year-end 2001, 2000, and 1999, and changes during the years ended on those dates is presented below:

	2001		2000		1999	
Stock Options	**Shares**	**Weighted-Average Exercise Price**	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	**2,357,214**	**$ 17.12**	2,518,850	$ 12.00	2,380,646	$ 10.91
Granted	**270,809**	**33.24**	429,479	32.56	356,320	17.69
Exercised	**(307,051)**	**9.19**	(513,511)	6.94	(171,778)	6.03
Cancelled	**(6,151)**	**22.84**	(77,604)	5.12	(46,338)	19.77
Outstanding at end of year	**2,314,821**	**$ 20.04**	2,357,214	$ 17.12	2,518,850	$ 12.00
Options exercisable at end of year	**1,668,843**		1,496,710		1,864,032	
Weighted-average fair value of options granted during year	**$ 13.97**		$ 13.97		$ 7.31	

The following table summarizes information about stock options outstanding at December 30, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 30, 2001	Weighted-Average Remaining Contractual Life in Years	Weighted-Average Exercise Price	Number Exercisable at December 30, 2001	Weighted-Average Exercise Price
$3 to $11	**241,950**	**2.4**	**$ 7.86**	**241,950**	**$ 7.86**
$12 to $28	**1,441,433**	**6.1**	**$ 15.92**	**1,196,028**	**$ 15.89**
$29 to $43	**631,438**	**9.1**	**$ 34.11**	**230,865**	**$ 34.02**
$3 to $43	**2,314,821**	**6.5**	**$ 20.04**	**1,668,843**	**$ 17.23**

In 2001, shareholders approved the Rogers Corporation Global Stock Ownership Plan For Employees, an employee stock purchase plan. The plan provides for the issuance of up to 500,000 shares of Company stock. Shares may be purchased by participating employees through payroll deductions that are made during prescribed offering periods with the actual purchases made at the end of each offering period. Currently, shares may be purchased at 85% of the stock's closing price at the beginning or end of each offering period, whichever is lower, and other rules have been established for participation in the plan.

Note I | **Commitments and Contingencies**

LEASES:

The Company's principal noncancellable operating lease obligations are for building space and vehicles. The leases generally provide that the Company pay maintenance costs. The lease periods range from one to five years and include purchase or renewal provisions at the Company's option. The Company also has leases that are cancellable with minimal notice. Lease expense was $1,320,000 in 2001, $1,084,000 in 2000, and $1,076,000 in 1999.

Future minimum lease payments under noncancellable operating leases at December 30, 2001, aggregate $3,347,000. Of this amount, annual minimum payments are $1,028,000, $868,000, $485,000, $384,000, and $326,000 for years 2002 through 2006, respectively.

CONTINGENCIES:

The Company is subject to federal, state, and local laws and regulations concerning the environment and is currently engaged in proceedings related to such matters.

The Company is currently involved as a potentially responsible party (PRP) in two cases involving waste disposal sites, both of which are Superfund sites. These proceedings are at a stage where it is still not possible to estimate the cost of remediation, the timing and extent of remedial action which may be required by governmental authorities, and the amount of liability, if any, of the Company alone or in relation to that of any other PRPs. The Company also has been seeking to identify insurance coverage with respect to these matters. In the past, when it has been possible to make a reasonable estimate of the Company's liability, a provision has been established. Insurance proceeds have only been taken into account when they have been confirmed by or received from the insurance company. Actual costs to be incurred in future periods may vary from these estimates. Based on facts presently known to it, the Company does not believe that the outcome of these proceedings will have a material adverse effect on its financial position.

In addition to the above proceedings, the Company has been actively working with the Connecticut Department of Environmental Protection (CT DEP) related to certain polychlorinated biphenyl (PCB) contamination in the soil beneath a section of cement flooring at its Woodstock, Connecticut facility. The Company completed clean-up efforts in 2000, monitored the site in 2001, and will continue to monitor the site for the next two years. On the basis of estimates prepared by environmental engineers and consultants, the Company recorded a provision of $2,200,000 prior to 1999 and based on updated estimates provided an additional $400,000 in 1999 for costs related to this matter. Prior to 1999, $900,000 was charged against this provision. In 1999, 2000, and 2001 expenses of $400,000, $900,000, and $100,000 were charged, respectively, against the provision. The remaining amount in the reserve is primarily for testing, monitoring, sampling and any minor residual treatment activity. Management believes, based on facts currently available, that the balance of this provision is adequate to complete the project.

In this same matter the United States Environmental Protection Agency (EPA) has alleged that the Company improperly disposed of PCBs. An administrative law judge found the Company liable for this alleged disposal and assessed a penalty of approximately $300,000. The Company reflected this fine in expense in 1998 but disputed the EPA allegations and appealed the administrative law judge's findings and penalty assessment. The original findings were upheld internally by the EPA's Environmental Appeals Board, and the Company placed that decision on appeal with the District of Columbia Federal Court of Appeals in 2000. In early January of 2002, the Company was informed that the Court of Appeals reversed the decision. As a result of this favorable decision, the $300,000 reserve for the fine was taken into income in 2001 as the Company intends to vigorously resist any future attempts by the government to impose a substantial fine.

On February 7, 2001, the Company entered into a definitive agreement to purchase the Advanced Dielectric Division (ADD) of Tonoga, Inc. (commonly known as Taconic), which operates facilities in Petersburgh, New York and Mullingar, Ireland. On May 11, 2001, the Company announced that active discussions with Taconic to acquire the ADD business had been suspended and it was not anticipated that the acquisition would occur. Accordingly, $1,500,000 in costs associated with this potential acquisition were written off during the second quarter. On October 23, 2001, the Company terminated the acquisition agreement.

On October 24, 2001, a breach of contract lawsuit was filed against the Company in the United States District Court for the District of Connecticut seeking damages in the amount of $25,000,000 or more, as well as specific performance and attorneys' fees (Tonoga, Ltd., d/b/a Taconic Plastics Ltd., Tonoga, Inc., Andrew G. Russell, and James M. Russell v. Rogers Corporation). The complaint alleges that the Company breached its agreement to purchase Taconic's Advanced Dielectric Division. The Company believes that several conditions precedent to a closing contained in the relevant agreement were not satisfied by Taconic, and that the litigation is without merit. The Company intends to vigorously defend the lawsuit.

In addition to the above issues, the nature and scope of the Company's business bring it in regular contact with the general public and a variety of businesses and government agencies. Such activities inherently subject the Company to the possibility of litigation that is defended and handled in the ordinary course of business. The Company has established accruals for matters for which management considers a loss to be probable and reasonably estimable. It is the opinion of management that facts known at the present time do not indicate that such litigation, after taking into account insurance coverage and the aforementioned accruals, will have a material adverse effect on the financial position of the Company.

Note J | **Business Segment and Geographic Information**

The Company's eight business units and four joint ventures have separate management teams and infrastructures that in most cases offer different products and services. The business units and joint ventures have been aggregated into three reportable segments: High Performance Foams, Printed Circuit Materials, and Polymer Materials and Components. Certain reclassifications were made in 2000 to reflect the way that the business segments are viewed by top management and the Board of Directors. The prior year information presented has been restated to reflect these reclassifications.

HIGH PERFORMANCE FOAMS: This segment consists of two business units and 50% of one joint venture. The products produced by these operations consist primarily of high-performance urethane and silicone foams that are designed to perform to predetermined specifications where combinations of properties are needed to satisfy rigorous mechanical and environmental requirements. These materials are sold worldwide and for the most part are sold to fabricators and original equipment manufacturers.

PRINTED CIRCUIT MATERIALS: There are two business units and two joint ventures in this segment. Laminate materials used in electronics equipment for transmitting, receiving, and controlling electrical signals are the products produced by these operations. These products tend to be proprietary materials which provide highly specialized electrical and mechanical properties to meet the demands imposed by increasing speed, complexity, and power in analog, digital, and microwave equipment. These materials are fabricated, coated and/or customized as necessary to meet customer demands and are sold worldwide.

POLYMER MATERIALS AND COMPONENTS: This segment is comprised of four business units, one joint venture and 50% of another joint venture. The products produced by these operations consist primarily of molded elastomer components, reinforced plastics, power distribution components and nonwoven materials. These products have been engineered to provide special performance characteristics to suit a wide range of markets and applications. These products are sold worldwide to a varied customer base.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on operating income of the respective business units.

The principal manufacturing operations of the Company are located in the United States and Europe. The Company markets its products throughout the United States and sells in foreign markets directly, through distributors and agents, and through its 50% owned joint ventures in Asia. In 2001, approximately 57% of total sales were to the electronics industry. Approximately 34% of the Company's sales of products manufactured by U.S. divisions were made to customers located in foreign countries. This includes sales to Europe of 17%, sales to Asia of 15%, and sales to Canada of 1%.

At December 30, 2001, the electronics industry accounted for approximately 63% of the total accounts receivable due from customers. Accounts receivable due from customers located within the United States accounted for 71% of the total accounts receivable owed to the Company at the end of 2001. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Receivables are generally due within 30 days. Credit losses relating to customers have been minimal and have been within management's expectations.

Inter-segment and inter-area sales, which are generally priced with reference to costs or prevailing market prices, are not material in relation to consolidated net sales and have been eliminated from the sales data reported in the following tables.

BUSINESS SEGMENT INFORMATION

(DOLLARS IN THOUSANDS)

	High Performance Foams	Printed Circuit Materials*	Polymer Materials and Components	Total
2001:				
Net sales	**$ 49,745**	**$ 88,342**	**$ 77,950**	**$ 216,037**
Operating income	**4,583**	**6,170**	**2,293**	**13,046**
Total assets	**44,908**	**101,539**	**77,362**	**223,809**
Capital expenditures	**955**	**15,242**	**1,835**	**18,032**
Depreciation	**2,165**	**6,152**	**4,630**	**12,947**
Joint venture equity income (loss)	**1,557**	**(428)**	**1,994**	**3,123**
2000:				
Net sales	$ 58,877	$ 100,701	$ 88,637	$ 248,215
Operating income	11,191	12,189	6,103	29,483
Total assets	44,171	93,809	83,534	221,514
Capital expenditures	1,185	15,122	6,437	22,744
Depreciation	2,106	5,306	4,244	11,656
Joint venture equity income	994	–	4,951	5,945
1999:				
Net sales	$ 51,364	$ 105,897	$ 90,578	$ 247,839
Operating income	7,758	7,468	9,123	24,349
Total assets	44,418	73,979	65,009	183,406
Capital expenditures	1,508	5,459	6,654	13,621
Depreciation	1,869	4,136	3,745	9,750
Joint venture equity income	342	–	1,555	1,897

* *Beginning in January 2000, sales of a specialty flexible circuit board laminate sold to Hutchinson Technology, Inc. (HTI) are reported in the Polyimide Laminate Systems, LLC joint venture. Sales of $30,700,000 in 1999 were included in net sales in the Printed Circuit Materials business segment.*

Information relating to the Company's operations by geographic area is as follows:

(DOLLARS IN THOUSANDS)	United States	Europe (primarily Belgium)	Total
2001:			
Net sales	**$ 170,124**	**$ 45,913**	**$ 216,037**
Long-lived assets	**90,129**	**26,340**	**116,469**
2000:			
Net sales	$ 197,954	$ 50,261	$ 248,215
Long-lived assets	91,333	19,347	110,680
1999:			
Net sales	$ 202,505	$ 45,334	$ 247,839
Long-lived assets	83,258	18,084	101,342

Net sales are attributed to the business unit making the sale. Long-lived assets are attributed to the location of the asset.

The net assets of wholly-owned foreign subsidiaries were $23,691,000 at December 30, 2001, and $19,698,000 at December 31, 2000. Net income of these foreign subsidiaries was $4,819,000 in 2001, $4,399,000 in 2000, and $2,600,000 in 1999, including net currency transaction gains (losses) of $117,000 in 2001, $61,000 in 2000, and $(51,000) in 1999.

Note K | Restructuring Costs

In the second quarter of 2001, the Company incurred a restructuring charge in the amount of $500,000. This amount primarily consists of $300,000 in severance benefits for the termination of 19 employees in the Printed Circuit Materials segment and $200,000 in costs associated with the merging of two business units within the segment. All 19 of these employees were terminated during the second quarter. The balance in the accrual at December 30, 2001 was $25,000.

Note L | Subsequent Events

As of December 31, 2001 (fiscal year 2002), the Company acquired certain assets of the high performance foam business of Cellect LLC for approximately $10,000,000 in cash, plus a potential earn out in five years based upon performance. These assets included intellectual property rights, machinery and equipment, inventory, and customer lists for portions of the Cellect plastomeric and elastomeric high performance polyolefin foam business. The acquisition will be accounted for as a purchase; accordingly, the purchase price will be allocated to the underlying assets based on their respective fair values at the date of acquisition.

Other assets at December 30, 2001 included a $2,000,000 advance payment relating to this acquisition.

Report of Ernst & Young LLP, Independent Auditors

Board of Directors and Shareholders
Rogers Corporation

We have audited the accompanying consolidated balance sheets of Rogers Corporation and subsidiaries as of December 30, 2001 and December 31, 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three fiscal years in the period ended December 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rogers Corporation and subsidiaries at December 30, 2001 and December 31, 2000, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 30, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Providence, Rhode Island
February 1, 2002

It is the Company's policy to afford equal opportunity to all, regardless of race, color, religion, national origin, gender, sexual orientation, marital status, age, veteran status, or status as an individual with a disability, and to provide a work environment free of bias based on such categories. This policy applies to every phase of our operation, including recruitment, hiring, promotion, reclassification, transfer, compensation, benefits, termination, layoff and return from layoff, social and recreational programs, and any other aspect of employment.



ROGERS
CORPORATION

One Technology Drive
P.O. Box 188
Rogers, Connecticut 06263-0188
PHONE: 860 774-9605

website: http://www.rogerscorporation.com